   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1996



                                                      REGISTRATION NO. 333-10917

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                               PREMIS CORPORATION
             (Exact name of registrant as specified in its charter)

              MINNESOTA                                41-1424202
   (State or other jurisdiction of         (IRS Employer Identification No.)
            incorporation)

                             15301 HIGHWAY 55 WEST
                               PLYMOUTH, MN 55447
               TELEPHONE: (612) 550-1999 TELEFAX: (612) 550-2999
               (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

             F. T. BIERMEIER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PREMIS CORPORATION
                             15301 HIGHWAY 55 WEST
                               PLYMOUTH, MN 55447
               TELEPHONE: (612) 550-1999 TELEFAX: (612) 550-2999
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

       JANNA R. SEVERANCE, ESQ.                   MELODIE R. ROSE, ESQ.
      CORY LARSEN BETTENGA, ESQ.                   JAMES A. KORN, ESQ.
            MOSS & BARNETT                       FREDRIKSON & BYRON, P.A.
      A PROFESSIONAL ASSOCIATION                1100 INTERNATIONAL CENTRE
         4800 NORWEST CENTER                     900 SECOND AVENUE SOUTH
       90 SOUTH SEVENTH STREET                 MINNEAPOLIS, MINNESOTA 55402
  MINNEAPOLIS, MINNESOTA 55402-4129             TELEPHONE: (612) 347-7000
      TELEPHONE: (612) 347-0367

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 1996


PROSPECTUS

                                1,750,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


    The 1,750,000 shares of Common Stock offered hereby are offered by PREMIS Corporation ("PREMIS"). PREMIS has applied for listing of its Common Stock on the Nasdaq National Market under the symbol PMIS effective with this offering. The offering price for the Common Stock has been determined by negotiation between PREMIS and R. J. Steichen & Company, as representative of the several underwriters (the "Representative"), based largely on the market price for the
Common Stock. On          , 1996, the closing bid price for the Common Stock as
reported on the National Association of Securities Dealers' OTC Bulletin Board
was $    per share. See "Underwriting" and "Price Range of Common Stock."

                            ------------------------

           THE SHARES OF COMMON STOCK OFFERED HEREBY ARE SPECULATIVE
             AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                              BEGINNING ON PAGE 5.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING      PROCEEDS TO
                                 PRICE TO PUBLIC     DISCOUNT (1)       PREMIS (2)
Per Share......................         $                 $                 $
Total (3)......................         $                 $                 $

(1) PREMIS has agreed to indemnify the underwriters (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"), and to pay the Representative a non-accountable expense allowance equal to 2 1/4% of the total Price to Public. In addition, PREMIS has agreed to sell to the Representative for nominal consideration, a five-year warrant (the "Representative's Warrant") to purchase up to 175,000 shares of Common Stock exercisable at a price per share equal to 120% of the per share Price to Public. See "Underwriting."

(2) Before deducting expenses of the offering payable by PREMIS estimated at
    $             . See "Use of Proceeds."

(3) PREMIS has granted to the Underwriters a 45-day option to purchase up to 262,500 additional shares of Common Stock for the purpose of covering over-allotments. If the Underwriters purchase all of the shares of Common Stock under the over-allotment option, the total Price to Public, total
    Underwriting Discount and Proceeds to PREMIS will be $             ,
    $             and $             , respectively. See "Underwriting."

    The shares are offered by the Underwriters on a "firm commitment" basis, subject to prior sale when, as and if delivered and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of shares of Common Stock will be made in
Minneapolis, Minnesota on or about             , 1996.

                             RJ STEICHEN & COMPANY

                THE DATE OF THIS PROSPECTUS IS            , 1996

Premis Corporation develops, markets and supports a line of industry-specific information management software systems designed to assist businesses with management of their day-to day operations and long-term strategic planning. The Company's proprietary software products are typically sold in combination with PC workstation equipment and client/server hardware.



         [FLOW CHART OF PREMIS IRIS-TM-/REF OPEN ENTERPRISE-TM- SYSTEM]


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10(B)-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. THE ENTIRE PROSPECTUS, INCLUDING THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS", SHOULD BE READ AND CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION IS PRESENTED IN U.S. DOLLARS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND REPRESENTATIVE'S WARRANT ARE NOT EXERCISED. THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE ACQUISITION OF REF RETAIL SYSTEMS CORPORATION ("REF") HAS OCCURRED. REFERENCES TO PREMIS OR REF REFER TO THE INDIVIDUAL OPERATIONS OF THE RESPECTIVE CORPORATIONS. REFERENCES TO THE COMPANY REFER TO THE CONSOLIDATED OPERATIONS OF PREMIS AND REF, AS PARENT AND WHOLLY-OWNED SUBSIDIARY.

    The Company develops, markets and supports a line of industry-specific information management software systems designed to assist businesses with management of their day-to-day operations and long-term strategic planning. The Company's proprietary software products are typically sold in combination with PC workstation equipment and client/server hardware. The Company's turn-key systems provide an enterprise-wide solution to the information needs of multi-store specialty retailing businesses, food brokers and food distributors and include a variety of integrated functions such as:

    - point of sale data collection and management review of transactions

    - "real time" sales analysis reporting by store, product, customer or salesperson

    - individual store stock positions and enterprise inventory tracking

    - purchasing, order tracking and warehouse control

    - accounts receivable management and commission receivable accounting

    - sales promotion fund management and advertising budget accounting

    - electronic data interface for on-line ordering from vendors and customers

    - intranet communications connections between stores and main corporate office

    The Company's strategy is to develop leading-edge, industry-specific software systems to collect business information, analyze the collected data and provide concise, meaningful reports to individuals within an organization. PREMIS initially developed software products targeted toward food brokers and specialty food distribution companies. In 1994, PREMIS entered the specialty retail market when it acquired the exclusive marketing rights for a software system which assists with the back office and headquarters management functions of multi-store specialty retail chains. Since that time, PREMIS has continued to enhance the applications and functionality of its software products and has evolved from a provider of single application specialty software into a turn-key vendor of enterprise-wide, information management systems.

    In July 1996, as part of its strategy to provide end-to-end management information solutions, PREMIS agreed to acquire REF, a Toronto-based provider of Windows NT-Registered Trademark--based retail management software and systems which complement PREMIS' existing retail software product. REF's retail software combines an easy-to-use, point of sale ("POS") transaction processing interface with sophisticated data analysis and information reporting capabilities. The Windows NT-Registered Trademark- graphical user interface significantly reduces the cost of training cashier personnel and shortens the time required to process a sale. The REF software is designed to accelerate information access and provide a wide variety of management reports on a "real time" basis to various levels of an organization. The sophisticated data acquisition and processing features of the REF product position these systems toward the high end of the specialty retail market, which broadens the range of product offerings for the Company's specialty retail systems. Management believes the REF acquisition will provide the Company with an improved sales capability and contribute a higher level of technology and functionality for its products.

    PREMIS is a Minnesota corporation formed in 1982. Its principal offices are located at 15301 Highway 55 West, Plymouth, MN 55447. Telephone: (612) 550-1999,
Telefax: (612) 550-2999. Internet address: premis.com.

                                  THE OFFERING


Common Stock Offered.........................  1,750,000 shares
Common Stock To Be Outstanding After This
 Offering (1)................................  4,452,052 shares
Use of Proceeds..............................  PREMIS intends to apply the net proceeds of this offering to the acquisition of REF, to
                                               expansion of sales and marketing and to
                                               general corporate purposes.
Proposed Nasdaq National Market Symbol.......  PMIS


- ------------------------

(1) Does not include (i) 500,000 shares of Common Stock reserved for issuance under the 1994 Employee Incentive Stock Option Plan (the "Option Plan");
    (ii) 516,667 shares of Common Stock reserved for issuance upon exercise of non-qualified options; or (iii) 600,000 shares issuable upon exercise of options issued to Edward W. Anderson, President of REF, in connection with his employment by the Company effective with the REF acquisition. See "Management" and "Underwriting."


                         SUMMARY FINANCIAL INFORMATION

                                               YEARS ENDED MARCH 31,                 THREE MONTHS ENDED JUNE 30,
                                   ---------------------------------------------  ----------------------------------
                                                                      PRO FORMA                           PRO FORMA
                                    ACTUAL      ACTUAL      ACTUAL     COMBINED     ACTUAL      ACTUAL     COMBINED
                                     1994        1995        1996      1996 (1)      1995        1996      1996 (1)
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenue........................  $ 892,217  $3,017,568  $5,902,161  $9,098,677  $1,189,754  $1,914,179  $2,962,180
  Gross profit...................    544,012   1,602,690   2,865,839   4,628,337     548,094     946,440   1,512,044
  Net income.....................    148,931     474,687     827,632     605,128     143,988     332,236     363,383
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income per share...........  $    0.06  $     0.18  $     0.28  $     0.14  $     0.05  $     0.11  $     0.08
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
  Weighted average common and
   common equivalent shares
   outstanding...................  2,590,694   2,590,694   2,925,581   4,374,404   2,912,661   2,979,683   4,428,506
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                   ---------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                                            JUNE 30, 1996
                                                                                    -----------------------------
                                                                    MARCH 31, 1996                  PRO FORMA
                                                                    --------------                  COMBINED
                                                                        ACTUAL        ACTUAL    AS ADJUSTED(1)(2)
                                                                    --------------  ----------  -----------------
BALANCE SHEET DATA:
  Working capital.................................................   $  1,291,726   $1,624,063    $   3,896,327
  Total assets....................................................      2,833,040    4,091,438       12,744,832
  Long-term debt, less current portion............................        112,097      835,982        1,116,789
  Total liabilities...............................................      1,320,585    2,039,186        2,841,380
  Retained earnings...............................................        755,180    1,087,416        1,087,416
  Shareholders' equity............................................      1,512,455    2,052,252        9,903,452

- ------------------------------
(1) The unaudited pro forma statement of operations is presented as if the acquisition of REF occurred on April 1, 1995. A $494,566 annual earnings adjustment of goodwill amortization, a non-cash charge to earnings, is included in these adjustments. Weighted average common and common equivalent shares outstanding are adjusted to reflect the shares issued in this offering in connection with the acquisition of REF. The unaudited pro forma balance sheet is presented as if the acquisition of REF occurred on June 30, 1996. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.


(2) Adjusted to give effect to the sale of 1,750,000 shares offered hereby and the application of the estimated net proceeds thereof, based on an assumed offering price. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.

                                  RISK FACTORS

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995). BECAUSE SUCH STATEMENTS INCLUDE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION TO CONSIDERING THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY.

DEPENDENCE ON KEY CUSTOMERS

    Both PREMIS and REF are dependent upon a few major customers whose volume of purchases each year has been significantly greater than that of other customers. Sales to the U.S. Postal Service represented 64% and 67% of total revenues for PREMIS during the fiscal year ended March 31, 1996, and the three months ended June 30, 1996, respectively. Trade accounts receivable due from the U.S. Postal Service represented 61% and 71% of total PREMIS trade receivables at March 31, 1996, and June 30, 1996, respectively. REF is also dependent upon a few major customers, but these major customers tend to change from year to year. Although the Company has experienced significant growth in its customer base as its sales volume has increased, it is currently still dependent on continued purchases by its present customers. Loss of the U.S. Postal Service or any other significant current customers or an inability to further expand its customer base would adversely affect the Company. See "Business -- Customers."

HIGHLY COMPETITIVE MARKETS


    The markets for the Company's products are highly competitive. Several companies offer products with certain features competitive with the Company's products. These competitors and potential competitors include established companies that have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that such competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance. There is no assurance that the Company will be able to compete successfully against current and future sources of competition or that the competitive pressures faced by the Company will not adversely affect its financial performance.



    The Company is dependent to some extent on the market for particular hardware platforms because customers may base their purchase decisions on a particular platform. Most of these hardware vendors (such as International Business Machines Corp., ICL Fujitsu, a division of Fujitsu America, Inc., and NCR Corp., a subsidiary of AT&T Co.) offer their own proprietary software systems which directly compete with some of the Company's software products. Competition between hardware vendors is intense, and many of these vendors have significantly greater financial and other resources than the Company. As of June 30, 1996, management estimates that in excess of 80% of the Company's software was installed on NCR hardware, however, the Company believes that its software products are adaptable to any of the principal PC- or UNIX-Registered Trademark--based hardware platforms without material commitments of time and funding. Any significant increase in direct software competition by these vendors, given their significant resources and market share, or any inability of the Company to adapt its software for use on a particular hardware platform, could adversely impact the Company's ability to compete effectively for customers in certain markets and may have a material adverse effect on the Company. See "Business -- Competition."


INTEGRATION OF ACQUISITION

    A substantial portion of the proceeds of this offering will be used to acquire REF. The Company's future growth and operating results will depend on management's ability to integrate REF's products, as well as its software development and marketing personnel into the Company's current operations. PREMIS and REF have been operating as separate independent entities, and there can be no assurance that management will be able to effectively integrate and manage the combined entity and implement the Company's operating or growth strategies. Further, there can be no assurance that the Company will be able to retain the personnel currently employed by PREMIS and REF following the acquisition or that current sales personnel will be able to effectively sell the other firm's products. Failure to properly integrate these businesses on a timely basis or to implement the Company's operating and growth strategy could have a material adverse impact on the Company's profitability and future operating results. See "Business -- Acquisition of REF."

DEPENDENCE ON SALES AND MARKETING EFFORTS

    The Company's business strategy includes significant expansion of its sales and marketing efforts, particularly with respect to the REF OpenEnterprise-TM-system. There can be no assurance that the Company will be able to attract, train and retain the additional sales and marketing personnel necessary to expand its business. Further, there can be no assurance that expansion of the Company's sales and marketing activities will result in increased sales volume. See "Business -- Marketing and Sales."

PROTECTION OF PROPRIETARY TECHNOLOGY

    The Company has no registered copyrights, trademarks or patents. The Company primarily relies on a combination of trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology; however, these measures afford only limited protection. The Company's success will depend in part upon its ability to protect its proprietary technology and no assurance can be given that others will not independently develop or acquire substantially equivalent technologies, gain access to the Company's proprietary technology or disclose such technology to third parties. The Company's success may also depend in part on its ability to operate without infringing the proprietary rights of others. The Company has not undertaken any independent investigation to determine whether it is infringing any intellectual property rights of third parties. There can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or design around the Company's products. Failure to adequately protect its proprietary technology may have an adverse effect on the Company's financial condition and results of operations. See "Business -- Proprietary Rights."

TECHNOLOGICAL OBSOLESCENCE

    The market for the Company's products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products and those currently under development obsolete and unmarketable. The Company's future success will depend upon its ability to enhance its current products as well as develop and introduce new products that keep pace with technological developments and achieve market acceptance. Any failure by the Company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness or revenues. Furthermore, the Company may not have sufficient financial resources to maintain research and development capabilities and, consequently, to maintain its technology position. Even though the Company's products have been designed to incorporate the latest technology, some of its competitors have greater financial resources and larger research and development staffs than the Company and accordingly may have greater capabilities to adapt their products to technological changes. See "Business -- Products and Services" and "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL


    The Company believes its future success depends to a significant extent on the efforts of key management, technical and sales personnel, including F. T. Biermeier, President and Chief Executive Officer, and Edward W. Anderson, who will continue as the President of REF, a wholly-owned subsidiary of PREMIS. PREMIS has no employment agreement with Mr. Biermeier, but maintains and is the beneficiary of a keyperson life insurance policy on Mr. Biermeier in the amount of $300,000. The Company intends to enter into a five-year employment agreement with Mr. Anderson and to obtain keyperson life insurance on Mr. Anderson in the amount of CDN$2 million. The loss of Mr. Biermeier or Mr. Anderson could have a material adverse effect on the Company's financial condition and results of operations. Moreover, there can be no assurance that the Company will be able to attract and retain any additional qualified personnel necessary for its business. The Company intends to hire a full-time chief financial officer in the near future to assume financial duties performed by Mr. Biermeier. Mr. Biermeier's time is currently spread over a number of executive functions, and the Company's inability to retain a qualified chief financial officer in the near term may compromise the effective integration of PREMIS and REF and may otherwise limit the effectiveness of management. Although REF has generally required its employees to enter into agreements restricting future competing employment, PREMIS' employees are not restricted as to future competitive employment. All employees of the Company are restricted as to use of information which is confidential and proprietary to the Company. See "Management."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS


    Following completion of this offering, directors and executive officers of the Company (including Edward W. Anderson, President of REF) will beneficially own approximately 45% of the Company's outstanding Common Stock. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Articles of Incorporation and Bylaws and the approval of certain mergers or similar transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


    The Company may experience variability in its operating results on a quarterly basis as a result of many factors, including the product mix between hardware and software, size and timing of orders, shifts in demand for software and hardware products, technological changes and industry announcements of new products and upgrades. If revenues do not meet expectations in any given quarter and the Company is unable to adjust spending in a timely manner, operating results may be materially adversely affected.



    The Company's systems include both hardware and software components. Profit margins on sales of software are significantly higher than on hardware. Operating results can vary significantly from quarter to quarter depending on the percentage of software as compared to hardware included in the system sold to the Company's customers. Additionally, the size of orders by certain customers varies from quarter to quarter. These fluctuations could result in significant quarterly variations in financial results. As a result of the potential fluctuations in quarterly operating results, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance.


RELIANCE ON KEY SUPPLIERS

    The Company acquires some of the components for its systems from other companies. Management currently estimates that in excess of 80% of the Company's software is installed on NCR hardware. While the loss of NCR or any other supplier could cause a short-term disruption in the availability of components, the Company believes, although no assurance can be given, that alternative sources could be obtained for such components without materially affecting system costs or timely delivery. The Company currently has no written agreements for supply of required components. See "Business -- Marketing and Sales."

ISSUANCE OF ADDITIONAL SHARES


    The Company's authorized capital stock includes 10,000,000 shares of Common Stock, of which 4,452,052 shares of Common Stock will be issued and outstanding upon completion of this offering. The Company's Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership interest of existing shareholders, including investors in this offering, and may dilute the book value of the Common Stock. See "Description of Securities."

EFFECT ON PRICE OF COMMON STOCK FROM FUTURE SALES OF COMMON STOCK


    Upon sale of the shares offered hereby, the Company will have outstanding 4,452,052 shares of Common Stock. All of the shares of Common Stock currently outstanding, all of the 500,000 shares that may be issued under the Option Plan and 516,667 shares reserved for issuance upon exercise of non-qualified options, are "freely tradable" under the Act (provided that, pursuant to agreement with the Underwriters, 1,762,251 shares beneficially held by current officers and directors and 75,000 shares held by a former affiliate of the Company are subject to restrictions on sale for a period of 180 days after this offering in the case of officers and directors, and 90 days after this offering in the case of the former affiliate). In addition, the 600,000 shares of Common Stock issuable upon exercise of the option to be granted to Edward W. Anderson may be registered for resale under the Act, although such shares are not currently registered. Such shares would then also be "freely tradable." The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering could have a material adverse effect on the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. See "Shares Eligible for Future Sale" and "Underwriting."


POSSIBLE NEED FOR ADDITIONAL CAPITAL OR FINANCING

    The Company believes that the net proceeds of this offering, together with cash flow from operations, will be sufficient to meet its capital requirements for the for at least the next 12 months. However, the Company's cash needs may vary significantly from its forecasts if it is unable to generate anticipated cash flow or if growth occurs faster than anticipated. No assurance can be given that the Company's projections regarding its cash needs will prove accurate, that the Company will not require additional financing prior to or subsequent to such time, that the Company will be able to secure required additional financing when needed or at all, or that such financing, if obtained, will be on terms favorable or acceptable to the Company. If the Company is unable to obtain additional financing when needed, it could be required to curtail its planned expansion. The Company's inability to obtain additional financing could have a material adverse effect on operating results, and any future financings may result in dilution to holders of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CANADIAN SUBSIDIARY

    The Company will be subject to certain risks inherent in foreign operations, including management of a large subsidiary in Canada, general economic conditions in Canada, political risks, the overlap of different tax structures and changes in Canadian and U.S. laws and regulations governing foreign operations. Moreover, fluctuations in the exchange rates between the United States dollar and the Canadian dollar could have a negative impact on the Company's consolidated operating results. In addition, the Company's operations, properties and employees in Canada will be subject to Canadian law, which could result in additional administrative and compliance costs for the Company. There can be no assurance that these factors will not adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,750,000 shares offered hereby are estimated to be approximately $ million after deducting underwriting discounts and commissions and estimated offering expenses ($ million, if the Underwriters' over-allotment option is exercised in full). PREMIS intends to use approximately $6.5 million of the net proceeds for the acquisition of REF. The remaining net proceeds, including net proceeds from any exercise of the Underwriters' over-allotment option, will be used for expansion of sales and marketing efforts, research and development and general corporate purposes including working capital. Pending such uses, the net proceeds from the offering will be invested in short-term, interest-bearing investment grade securities or commercial paper, or in money market funds composed of the foregoing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    The following table sets forth the quarterly high and low closing bid prices in the over-the-counter market for PREMIS' Common Stock, as reported by the National Association of Securities Dealers' OTC Bulletin Board for the fiscal years ended March 31, 1995 and 1996 and the first quarter of the fiscal year ending March 31, 1997. PREMIS' Common Stock is traded under the symbol "PMIS." Such quotations represent interdealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

                                                                                                CLOSING BID PRICE
                                                                                               --------------------
                                                                                                  LOW       HIGH
                                                                                               ---------  ---------
FISCAL YEAR ENDED MARCH 31, 1995
  First Quarter..............................................................................      *          *
  Second Quarter.............................................................................      *          *
  Third Quarter..............................................................................      *          *
  Fourth Quarter.............................................................................  $    .25   $    .25

FISCAL YEAR ENDED MARCH 31, 1996
  First Quarter..............................................................................       .25        .875
  Second Quarter.............................................................................       .75        1.875
  Third Quarter..............................................................................       1.125      2.25
  Fourth Quarter.............................................................................       1.50       2.50

FISCAL YEAR ENDED MARCH 31, 1997
  First Quarter..............................................................................       2.125      4.50

- ------------------------
*   No quoted prices are available for this period


    The Company has made application for trading of the Common Stock on the Nasdaq SmallCap Market as well as the Nasdaq National Market concurrent with the completion of this offering. As of August 12, 1996, PREMIS' Common Stock was held of record by 164 holders. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners.


                                DIVIDEND POLICY

    PREMIS has never declared or paid dividends on its Common Stock, and the Board of Directors presently intends to retain all earnings, if any, for use in the Company's business for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of the Board of Directors, subject to covenants in any loan documents restricting the payment of dividends.

                                 CAPITALIZATION


    The following table sets forth, as of June 30, 1996, the (i) capitalization of PREMIS and (ii) pro forma capitalization of the Company to reflect the completion of the REF acquisition, as adjusted to give effect to the sale of 1,750,000 shares in this offering based on an assumed offering price. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.


                                                                                             JUNE 30, 1996
                                                                                     -----------------------------
                                                                                                      PRO FORMA
                                                                                                       COMBINED
                                                                                        ACTUAL       AS ADJUSTED
                                                                                     -------------  --------------
Long-term debt, less current portion...............................................  $     835,982  $    1,116,789
Shareholders' equity:..............................................................
  Common Stock, $.01 par value, 10,000,000 shares authorized, 2,701,527 shares
   issued, and 4,451,527 shares issued, as adjusted (1)............................         27,015          44,515
  Additional paid-in capital.......................................................        937,821       8,771,521
  Retained earnings................................................................      1,087,416       1,087,416
                                                                                     -------------  --------------
  Total shareholders' equity.......................................................      2,052,252       9,903,452
                                                                                     -------------  --------------
Total capitalization...............................................................  $   2,888,234  $   11,020,241
                                                                                     -------------  --------------
                                                                                     -------------  --------------

- ------------------------

(1) Does not include (i) 500,000 shares of Common Stock reserved for issuance under the Option Plan; (ii) 516,667 shares of Common Stock reserved for issuance pursuant to exercise of non-qualified stock options; or (iii) 600,000 shares issuable upon exercise of options issued to Edward W. Anderson, President of REF, in connection with his employment by the Company effective with the REF acquisition. See "Management" and "Underwriting."

                            SELECTED FINANCIAL DATA

PREMIS CORPORATION

    The selected financial data presented below as of and for the years ended March 31, 1994, 1995 and 1996, is derived from the financial statements of PREMIS, which financial statements have been audited by Price Waterhouse LLP. The selected financial data presented below as of and for the three months ended June 30, 1995 and 1996, is derived from the unaudited financial statements of PREMIS and, in the opinion of PREMIS' management, present fairly the results of operations and the financial condition of PREMIS as of and for the three months ended June 30, 1995 and 1996. The selected financial data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                     THREE MONTHS ENDED JUNE 30,
                                                                                  ----------------------------------
                                             YEARS ENDED MARCH 31,                     (UNAUDITED)
                                ------------------------------------------------  ----------------------
                                                                     PRO FORMA                            PRO FORMA
                                  ACTUAL      ACTUAL      ACTUAL      COMBINED      ACTUAL      ACTUAL     COMBINED
                                   1994        1995        1996       1996 (1)       1995        1996      1996 (1)
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  System sales................  $  666,364  $2,425,882  $4,923,132   $7,648,388   $  982,449  $1,570,791  $2,538,264
  Maintenance fees and other
   services...................     225,853     591,686     979,029    1,450,289      207,305     343,388     423,916
      Total revenue...........     892,217   3,017,568   5,902,161    9,098,677    1,189,754   1,914,179   2,962,180
  Cost of sales...............     348,205   1,414,878   3,036,322    4,470,340      641,660     967,739   1,450,136
  Gross profit................     544,012   1,602,690   2,865,839    4,628,337      548,094     946,440   1,512,044
  Operating expenses..........     442,081   1,100,485   1,507,065    3,596,474      301,651     397,224     932,040
  Net income..................     148,931     474,687     827,632      605,128      143,988     332,236     363,383
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
  Net income per share........  $     0.06  $     0.18  $     0.28   $     0.14   $     0.05  $     0.11  $     0.08
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
  Weighted average common and
   common equivalent shares
   outstanding................   2,590,694   2,590,694   2,925,581    4,374,404    2,912,661   2,979,683   4,428,506
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------
                                ----------  ----------  ----------  ------------  ----------  ----------  ----------


                                                                                            JUNE 30,
                                                                            ----------------------------------------
                                                     MARCH 31,                   (UNAUDITED)
                                         ---------------------------------  ----------------------     PRO FORMA
                                                                                                        COMBINED
                                          ACTUAL      ACTUAL      ACTUAL      ACTUAL      ACTUAL      AS ADJUSTED
                                           1994        1995        1996        1995        1996       1996 (1)(2)
                                         ---------  ----------  ----------  ----------  ----------  ----------------
BALANCE SHEET DATA:
  Working capital......................  $  99,104  $  533,427  $1,291,726  $  673,658  $1,624,063    $  3,896,327
  Total assets.........................    351,431   1,559,621   2,833,040   1,690,691   4,091,438      12,744,832
  Long-term debt, less current
   portion.............................      3,272     226,084     112,097     226,084     835,982       1,116,789
  Total liabilities....................    144,108     877,611   1,320,585     864,693   2,039,186       2,841,380
  Retained earnings (deficit)..........   (547,139)    (72,452)    755,180      71,536   1,087,416       1,087,416
  Shareholders' equity.................    207,323     682,010   1,512,455     825,998   2,052,252       9,903,452

- ------------------------------
(1) The unaudited pro forma statement of operations is presented as if the acquisition of REF occurred on April 1, 1995. A $494,566 annual earnings adjustment of goodwill amortization, a non-cash charge to earnings, is included in these adjustments. Weighted average common and common equivalent shares outstanding are adjusted to reflect the shares issued in this offering in connection with the acquisition of REF. The unaudited pro forma balance sheet is presented as if the acquisition of REF occurred on June 30, 1996. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.


(2) Adjusted to give effect to the sale of 1,750,000 shares offered hereby and the application of the estimated net proceeds thereof, based on an assumed offering price. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.

REF RETAIL SYSTEMS CORPORATION

    The selected financial data presented below as of and for the years ended March 31, 1995 and 1996, is derived from the financial statements of REF, which have been audited by Price Waterhouse LLP. The selected financial data presented below as of and for the year ended March 31, 1994 and as of and for the three months ended June 30, 1995 and 1996, is derived from the unaudited financial statements of REF and, in the opinion of REF's management, present fairly the results of operations and the financial condition of REF as of and for the three months ended June 30, 1995 and 1996. The selected financial data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           YEARS ENDED MARCH 31,           THREE MONTHS ENDED
                                                    -----------------------------------   JUNE 30, (UNAUDITED)
                                                       1994                              ----------------------
                                                    (UNAUDITED)     1995        1996        1995        1996
                                                    -----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  System sales....................................   $2,281,367  $2,676,945  $2,725,256  $  384,604  $  967,473
  Maintenance fees and other services.............     247,745      410,155     471,260     107,648      80,528
      Total revenue...............................   2,529,112    3,087,100   3,196,516     492,252   1,048,001
  Cost of sales...................................   1,045,742    1,140,348   1,434,018     313,613     482,397
  Gross profit....................................   1,483,370    1,946,752   1,762,498     178,639     565,604
  Operating expenses..............................     757,233    1,199,555   1,726,537     312,514     440,093
  Net income......................................     564,543      543,201     186,461     (87,147)    135,992
                                                    -----------  ----------  ----------  ----------  ----------
                                                    -----------  ----------  ----------  ----------  ----------


                                                                 MARCH 31,
                                                    -----------------------------------   JUNE 30, (UNAUDITED)
                                                       1994                              ----------------------
                                                    (UNAUDITED)     1995        1996        1995        1996
                                                    -----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA:
  Working capital.................................   $ 901,338   $1,177,995  $  911,219  $  937,304  $  921,064
  Total assets....................................   1,289,363    1,830,930   2,239,765   1,516,886   2,356,534
  Long-term debt, less current portion............      22,991                  211,606                 280,807
  Total liabilities...............................     294,242      469,396     816,604     372,598     802,194
  Retained earnings...............................     645,936    1,168,884   1,335,524   1,081,737   1,471,516
  Shareholders' equity............................     995,121    1,361,534   1,423,161   1,144,289   1,554,340

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL RESULTS OF PREMIS OPERATIONS


                                                                         YEARS ENDED MARCH 31,    THREE MONTHS ENDED JUNE
                                                                                                            30,
                                                                        ------------------------  ------------------------
                                                                           1995         1996         1995         1996
                                                                        -----------  -----------  -----------  -----------
Total revenue.........................................................      100.0%       100.0%       100.0%       100.0%
Cost of sales.........................................................       46.9%        51.4%        53.9%        50.6%
Gross profit..........................................................       53.1%        48.6%        46.1%        49.4%
Operating expenses....................................................       36.5%        25.5%        25.4%        20.8%
Net income............................................................       15.7%        14.0%        12.1%        17.4%



    FISCAL YEARS ENDED MARCH 31, 1995 AND 1996



    REVENUES. Revenues increased 96% to $5,902,161 for the fiscal year ended March 31, 1996 compared with $3,017,568 for the fiscal year ended March 31, 1995, due primarily to increases in food distribution systems sold, sales for IRIS-TM- products to existing customers and new installations for the U.S. Postal Service "Store of the Future." Additionally, in fiscal 1995 and 1996, software maintenance revenues rose proportionally to new installations of IRIS-TM- customers.



    GROSS PROFIT. Gross profit increased 79% to $2,865,839 for the fiscal year ended March 31, 1996 compared with $1,602,690 for the fiscal year ended March 31, 1995. The gross profit margin was 53% in 1995 and 49% in 1996, primarily reflecting changes in the sales mix of hardware and software sales. In 1994, PREMIS became a remarketer for certain hardware products of International Business Machines Corp. ("IBM") and NCR Corp. ("NCR"). The shift of PREMIS' sales mix from primarily software systems toward increased hardware systems has reduced gross margins over the last three years due to the lower margin contribution of hardware compared to software sales.



    OPERATING EXPENSES. Operating expenses increased 37% to $1,507,065 for the fiscal year ended March 31, 1996 compared with $1,100,485 for the fiscal year ended March 31, 1995. However, as a percentage of revenues, operating expenses have improved from 37% of revenues in 1995 to 26% of revenues in 1996. This improvement is principally due to the lower selling expense associated with hardware sales as a percentage of revenue compared to software sales. Research and development expenditures, which are included in operating expenses, decreased 17% to $303,000 for the fiscal year ended March 31, 1996 compared to $368,161 for the fiscal year ended March 31, 1995. As a percentage of revenues, research and development expenses were 5% in 1996 and 12% in 1995. The decrease is due to a reduction of programming time spent on product enhancements and changes due to an increased use of object-oriented development techniques.



    NET INCOME. Net income increased 74% to $827,632 for the fiscal year ended March 31, 1996 compared to $474,687 for the fiscal year ended March 31, 1995. Income was fully taxed in fiscal 1996 while the realization of previously unrecognized net operating loss carryforwards offset income tax liability in both of the prior years.


    THREE MONTHS ENDED JUNE 30, 1995 AND 1996


    REVENUES. Revenues increased 61% to $1,914,179 for the three months ended June 30, 1996 compared with $1,189,754 for the three months ended June 30, 1995. This increase resulted principally from increased penetration of its IRIS-TM-products to existing customers combined with growth in new installations for the U.S. Postal Service "Store of the Future." Customer purchases of annual software maintenance contracts continued to increase consistent with sales.



    GROSS PROFIT. Gross profit increased 73% to $946,440 for the three months ended June 30, 1996 compared with $548,094 for the three months ended June 30, 1995. The gross profit margin increased to 49% in 1996 from 46% in 1995, attributable to a higher percentage of software sales compared to the similar period last year.



    OPERATING EXPENSES. For the three months ended June 30, 1996, operating expenses increased 32% to $397,224, compared with $301,651 for the three months ended June 30, 1995. As a percentage of revenues, operating expenses were 25% and 21% for the three month periods ended June 30, 1995 and 1996, respectively. Research and development expenditures, which are included in operating expenses, increased 15% to $94,650 for the three months ending June 30, 1996 compared to $82,466 for the three months ended June 30, 1995. As a percentage of revenues, research and development expenditures were 5% for the three months ended June 30, 1996, compared to 7% for the same period in 1995. This decrease is principally due to increased productivity from object-oriented development techniques, which reduce the amount of time required to program software changes and enhancements.



    NET INCOME. Net income increased 131% to $332,236 for the three months ended June 30, 1996 compared to $143,988 for the three months ended June 30, 1995. Income was fully taxed in both fiscal 1995 and 1996.


    LIQUIDITY AND CAPITAL RESOURCES


    As of March 31, 1996, PREMIS had current assets of $2,500,214 versus $1,184,954 a year earlier, and $2,827,267 at June 30, 1996. Current liabilities were $1,208,488, versus $651,527 a year earlier, and $1,203,204 at June 30,
1996, with a majority of the difference represented by accrued income taxes and the current portion of capitalized lease obligations. Shareholders' equity at March 31, 1996 was $1,512,455 versus $682,010 at March 31, 1995 and $2,052,252 at June 30, 1996. Long-term obligations decreased from $226,084 in 1995 to $112,097 in 1996 and increased to $835,982 at June 30, 1996, representing an increase in capitalized lease obligations in the three month period.



    Except for a capitalized office lease agreement, PREMIS has no material commitment for capital expenditures. Working capital was $1,291,726 on March 31, 1996 versus $533,427 at March 31, 1995. Working capital increased to $1,624,063 at June 30, 1996. Management believes working capital is sufficient to fund current operations and planned growth through internal sources for the next twelve months. Inflation has had no significant impact on the results of operations of PREMIS.


HISTORICAL RESULTS OF REF OPERATIONS


                                                                              YEARS ENDED            THREE MONTHS ENDED
                                                                               MARCH 31,                  JUNE 30,
                                                                        ------------------------  ------------------------
                                                                           1995         1996         1995         1996
                                                                        -----------  -----------  -----------  -----------
Total revenue.........................................................      100.0%       100.0%       100.0%       100.0%
Cost of sales.........................................................       36.9%        44.9%        63.7%        46.0%
Gross profit..........................................................       63.1%        55.1%        36.3%        54.0%
Operating expenses....................................................       38.9%        54.0%        63.5%        42.0%
Net income............................................................       17.6%         5.8%       (17.7)%       13.0%



    FISCAL YEARS ENDED MARCH 31, 1995 AND 1996



    REVENUES. Revenues increased 4% to $3,196,516 for the year ended March 31, 1996 compared with $3,087,100 for the fiscal year ended March 31, 1995. The increased sales were the result of contracts for custom POS software to larger retail chains and improved revenues from annual software maintenance fees. The slowing rate of sales increases reflects a year in which REF made expenditures in anticipation of revenues in future years. These expenditures in custom systems, governmental entity systems and REF OpenEnterprise-TM-, although they did not produce significant revenues in fiscal 1996, required a commitment of substantial resources in engineering, sales, marketing and administration. The Company expects that these investments will result in significant revenues in future years. For example, sales in 1995 to the U.S. Navy Commissary ("NEXCOM") are attributable in large part to development expenditures in earlier years.



    GROSS PROFIT. Gross profit decreased 9% to $1,762,498 for the fiscal year ended March 31, 1996 compared to $1,946,752 for the fiscal year ended March 31, 1995. Percentage gross profit was 63% in 1995 and 55% in 1996. A large sale of POS systems to NEXCOM increased the gross margin in 1995, while projects which had higher direct costs combined to decrease the gross margin in 1996.



    OPERATING EXPENSES. Operating expenses increased 44% to $1,726,537 for the year ended March 13, 1996 compared with $1,199,555 for the fiscal year ended March 31, 1995. Operating expenses, as a percentage of revenue, increased to 54% for fiscal year 1996 from 39% for fiscal year

1995 due to an increase in large custom design projects and expenses related to the planned introduction of REF OpenEnterprise-TM-. Management believes that a large proportion of the development costs expensed in 1996 should produce revenues in future years, similar to the substantial sales to NEXCOM in 1995, which resulted from development expenses incurred in earlier years. Historically, products have been developed on a project basis for specific clients, with development expenses charged to the particular projects. In fiscal 1996, research and development expenditures were directed toward the new REF OpenEnterprise-TM- products. As of March 31, 1996, $473,038 of identifiable research and development costs have been capitalized.



    NET INCOME. Net income decreased 66% to $186,461 for the year ended March 31, 1996 compared to $543,201 for the year ended March 31, 1995. Certain expenses related to REF OpenEnterprise-TM-, custom development for a large customer and development for a governmental entity, for which sales could not be recorded in fiscal 1996, caused a decrease in net income as a percentage of sales from 18% in 1995 to 6% in 1996.


    THREE MONTHS ENDED JUNE 30, 1995 AND 1996


    REVENUES. Revenues increased 113% to $1,048,001, for the three months ended June 30, 1996 compared with $492,252 for the three months ended June 30, 1995. Revenues from new customers and time and material funds received for POS prototype development of government entity software were included in the 1996 quarter.



    GROSS PROFIT. Gross profit increased 217% to $565,604 for the three months ended June 30, 1996 compared to $178,639 for the same period in 1995. Percentage gross profit was 36% in 1995 and 54% in 1996, principally due to a reduction in direct costs related to non-revenue producing development projects in the same quarter of 1995.



    OPERATING EXPENSES. Operating expenses increased 41% to $440,093 for the three months ended June 30, 1996 compared with $312,514 for the same period in 1995. Operating expenses, as a percentage of revenue, improved to 42% for the three months ending June 30, 1996 from 64% for the three months ended June 30, 1995 due to increased productivity through use of enhanced programming techniques, plus expense controls, combined with higher revenues in the 1996 period. Research and development expenditures in the three months ended June 30, 1995 and 1996 were directed toward REF OpenEnterprise-TM- and have been capitalized. As of June 30, 1996, total net capitalized software was $602,393.



    NET INCOME. Net income increased $223,139 to $135,992 for the three months ended June 30, 1996 compared to a loss of $87,147 in the same quarter in 1995. Higher sales, cost controls and a reduction in expenditures for products expected to produce revenue in future quarters all contributed to an improved net income performance during the 1996 quarter.


    LIQUIDITY AND CAPITAL RESOURCES


    Working capital decreased $266,776 from March 31, 1995 to March 31, 1996 and increased $9,845 in the three months ended June 30, 1996. REF financed its increased sales from internally generated cash for the year ending March 31, 1996 and the first quarter ended June 30, 1996. Net cash provided from operating activities increased $175,316 for the year ended March 31, 1996. Net cash provided from operating activities decreased by $315,654 for the first quarter ended June 30, 1996, primarily due to a decrease in the costs and estimated earnings in excess of billings. Current assets decreased to $1,395,567 at March 31, 1996 and further to $1,382,525 at June 30, 1996, due to decreases in cash and accounts receivable. Current liabilities increased to $484,348 on March 31, 1996 from $450,101 on March 31, 1995, primarily due to increases in notes payable and deferred rent partially offset by a decrease in accrued income taxes. Current liabilities as of June 30, 1996 were $461,460.

PRO FORMA RESULTS OF OPERATIONS

    Management believes that the pro forma financial statements included elsewhere in this Prospectus and the following selected financial information and discussion are informative and should be considered carefully by prospective investors, given the significance of the acquisition of REF.


                                                                             YEAR ENDED MARCH 31, 1996
                                                                      ----------------------------------------
                                                                         PREMIS         REF        PRO FORMA
                                                                         ACTUAL        ACTUAL     COMBINED (1)
                                                                      ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
  System sales......................................................  $  4,923,132  $  2,725,256   $7,648,388
  Maintenance fees and other services...............................       979,029       471,260    1,450,289
                                                                      ------------  ------------  ------------
      Total revenue.................................................     5,902,161     3,196,516    9,098,677
  Cost of sales.....................................................     3,036,322     1,434,018    4,470,340
  Gross profit......................................................     2,865,839     1,762,498    4,628,337
  Earnings before income taxes, depreciation and amortization.......     1,456,615       320,183    1,868,492
  Net income........................................................       827,362       186,461      605,128
                                                                      ------------  ------------  ------------
                                                                      ------------  ------------  ------------
  Net income per share..............................................  $       0.28      N/A        $     0.14
                                                                      ------------  ------------  ------------
                                                                      ------------  ------------  ------------
  Weighted average common and common equivalent shares
   outstanding......................................................     2,925,581      N/A         4,374,404
                                                                      ------------  ------------  ------------
                                                                      ------------  ------------  ------------



                                                                          THREE MONTHS ENDED JUNE 30, 1996
                                                                      -----------------------------------------
                                                                         PREMIS         REF         PRO FORMA
                                                                         ACTUAL        ACTUAL     COMBINED (1)
                                                                      ------------  ------------  -------------
STATEMENT OF OPERATIONS DATA:
  System sales......................................................  $  1,570,791  $    967,473   $ 2,538,264
  Maintenance fees and other services...............................       343,388        80,528       423,916
                                                                      ------------  ------------  -------------
      Total revenue.................................................     1,914,179     1,048,001     2,962,180
  Cost of sales.....................................................       967,739       482,397     1,450,136
  Gross profit......................................................       946,440       565,604     1,512,044
  Earnings before income taxes, depreciation and amortization.......       571,352       178,384       778,655
  Net income........................................................       332,236       135,992       363,383
                                                                      ------------  ------------  -------------
                                                                      ------------  ------------  -------------
  Net income per share..............................................  $       0.11      N/A        $      0.08
                                                                      ------------  ------------  -------------
                                                                      ------------  ------------  -------------
  Weighted average common and common equivalent shares
   outstanding......................................................     2,979,683      N/A          4,428,506
                                                                      ------------  ------------  -------------
                                                                      ------------  ------------  -------------



                                                                                      JUNE 30, 1996
                                                                      ---------------------------------------------
                                                                                                      PRO FORMA
                                                                                                      COMBINED
                                                                         PREMIS         REF          AS ADJUSTED
                                                                         ACTUAL        ACTUAL          (1)(2)
                                                                      ------------  ------------  -----------------
BALANCE SHEET DATA:
  Working capital...................................................  $  1,624,063  $    921,064   $     3,896,327
  Total assets......................................................     4,091,438     2,356,534        12,744,832
  Long-term debt, less current portion..............................       835,982       280,807         1,116,789
  Total liabilities.................................................     2,039,186       802,194         2,841,380
  Retained earnings.................................................     1,087,416     1,471,516         1,087,416
  Shareholders' equity..............................................     2,052,252     1,554,340         9,903,452


- --------------------------
(1) The unaudited pro forma statement of operations is presented as if the acquisition of REF occurred on April 1, 1995. A $494,566 annual earnings adjustment of goodwill amortization, a non-cash charge to earnings, is included in these adjustments. Weighted average common and common equivalent shares outstanding are adjusted to reflect the shares issued in this offering in connection with the acquisition of REF. The unaudited pro forma balance sheet is presented as if the acquisition of REF occurred on June 30, 1996. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.


(2) Adjusted to give effect to the sale of 1,750,000 shares offered hereby and the application of the estimated net proceeds thereof, based on an assumed offering price. See the pro forma condensed combined financial information appearing elsewhere in this Prospectus.

    PRO FORMA RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED JUNE 30, 1996


    The combined pro forma statements, as adjusted to reflect the issuance of 1,750,000 shares in this offering and the consolidation of REF, assume that the offering and acquisition were effective April 1, 1995. These statements indicate revenues of $9,098,677 and $2,962,180 for the year ended March 31, 1996 and the three months ended June 30, 1996, respectively, and earnings before taxes, depreciation and amortization of $1,868,492 and $778,655 for the year ended March 31, 1996 and the three months ended June 30, 1996, respectively. The acquisition of REF resulted in the recording of goodwill of $4,945,660, which was determined based on the excess acquisition cost over the estimated fair market value of identifiable assets. Goodwill represents the base of substantial existing REF customers and the excellent product reputation of REF. This excess amount is being amortized on a straight line basis over a period of ten years.



    Assuming that its current projections and forecasts of future business are achieved, management believes that the business expansion anticipated as a result of the REF acquisition will offset the adverse effect on earnings of the annual amortization of goodwill, which is a noncash charge against earnings. Moreover, earnings per share in the fiscal year ending March 31, 1997 will be computed using a weighted average number of shares outstanding including the 1,750,000 shares issued in this offering for the period from date of closing of this offering to March 31, 1997. In contrast, the pro forma presentation assumes that an additional 1,448,823 shares (the estimated number of shares required to be issued at an assumed offering price to provide the cash to be paid in connection with the acquisition of REF) are issued and outstanding for the entire twelve month pro forma period. Thus, actual earnings per share in fiscal 1997 may be greater than earnings per share in the pro forma presentation merely as a result of the smaller weighted average number of shares actually outstanding in the 1997 period.

                                    BUSINESS

    The Company develops, markets and supports a line of industry-specific information management software systems designed to assist businesses with management of their day-to-day operations and long-term strategic planning. The Company's proprietary software products are typically sold in combination with PC workstation equipment and client/server hardware. The Company's turn-key systems provide an enterprise-wide solution to the information needs of multi-store specialty retailing businesses, food brokers and food distributors and include a variety of integrated functions such as:

    - point of sale data collection and management review of transactions

    - "real time" sales analysis reporting by store, product, customer or salesperson

    - individual store stock positions and enterprise inventory tracking

    - purchasing, order tracking and warehouse control

    - accounts receivable management and commission receivable accounting

    - sales promotion fund management and advertising budget accounting

    - electronic data interface for on-line ordering from vendors and customers

    - intranet communications connections between stores and main corporate office

    The Company's strategy is to develop leading-edge, industry-specific software systems to collect business information, analyze the collected data and provide concise, meaningful reports to individuals within an organization. PREMIS initially developed software products targeted toward food brokers and specialty food distribution companies. In 1994, PREMIS entered the specialty retail market when it acquired the exclusive marketing rights for a software system which assists with the back office and headquarters management functions of multi-store specialty retail chains. Since that time, PREMIS has continued to enhance the applications and improve the functionality of its software products and has evolved from a provider of single application specialty software into a turn-key vendor of enterprise-wide information management systems.

    In July 1996, as part of its strategy to provide end-to-end management information solutions, PREMIS agreed to acquire REF, a Toronto-based provider of Windows NT-Registered Trademark--based retail management software and systems which complement PREMIS' existing retail software product. REF's retail software combines an easy-to-use POS transaction processing interface with sophisticated data analysis and information reporting capabilities. The Windows
NT-Registered Trademark- graphical user interface significantly reduces the cost of training cashier personnel and shortens the time required to process a sale. The REF software is designed to accelerate information access and provide a wide variety of management reports on a "real time" basis to various levels of an organization. The sophisticated data acquisition and processing features of the REF product position the Company's systems toward the high end of the specialty retail market, which broadens the range of product offerings for the Company's specialty retail systems. Management believes the REF acquisition will provide the Company with an improved sales capability and contribute a higher level of technology and functionality for its products.

INDUSTRY OVERVIEW

    Over the past two decades, many businesses have significantly increased their use of software products and computer systems to automate tasks and improve the efficiency of their day-to-day operations and long-term strategic planning. Historically, most businesses purchased software tools specifically designed to address a particular task or function of their operations. Most of these software tools were engineered by different software companies and, consequently, each tool had difficulty communicating data it gathered to the other systems. The need for fast and reliable data transfer between various business functions created a demand for software and hardware solutions which integrated the independent business functions of an organization.

    In response, firms like the Company have expanded the functionality of their software products to integrate a wide variety of independent tasks within a particular business. These software systems allow data from one business function to be available to any other function, thereby creating an enterprise-wide information management system. Company-wide portability provides critical information to a wide variety of individuals within an organization to more effectively and efficiently manage day-to-day activities as well as long-term strategic objectives.

    MULTI-STORE SPECIALTY RETAIL CHAIN MARKET

    The multi-store specialty retail chain market is comprised of approximately 14,000 chain headquarters controlling roughly 250,000 stores. This market includes apparel and accessory stores, gift and novelty stores and sporting goods stores. Although the number of specialty retail stores has not shown consistent growth, there are always individual store chains which are expanding and new chains which are emerging. PREMIS has found that as specialty retail chains expand, even those that historically developed their own information management systems migrate toward outside vendors because they lack technical expertise necessary to support rapidly evolving and changing information management technologies. Although specialty retailers historically have computerized POS data, many have not integrated their POS software with their "back office" or headquarters systems. This lack of integration of the back office and headquarters systems has prevented effective interface between POS and management data. Specialty retailers are increasingly seeking the full integration of these individual store and headquarters management functions to maximize the availability of data on an enterprise-wide basis. Management believes that the Company's products are marketable to any size multi-store specialty retail chain.

    FOOD DISTRIBUTION MARKET

    Management believes that food brokers and distributors have historically computerized certain data, such as commissions, accounts receivable and inventory control, with separate software systems for each function. These functions have operated independently, but food brokers and distributors now seek to integrate these functions within one complete operating system. Management believes that approximately 4,000 food brokers and specialty food distributors nationwide are viable market opportunities for the Company.

STRATEGY

    The Company's long-term objective is to rapidly grow the Company and achieve and maintain a leadership position as a provider of enterprise-wide information management systems in a variety of market niches. The Company's business strategy for attainment of its objective is to:

    - provide innovative leading edge systems

    - expand marketing and sales efforts to penetrate its selected markets to capitalize on first to market product advantages

    - pursue strategic acquisitions of complementary products and service capabilities

    PROVIDE LEADING EDGE SYSTEMS. The Company intends to leverage REF's extensive technical expertise in software development and advanced programming techniques with PREMIS' marketing, training and hardware integration to offer both standardized and customized fully-integrated, enterprise-wide solutions to its customers.

    EXPAND MARKETING AND SALES EFFORTS. By expanding its product offerings to include fully functional software systems for retail distributors of all types of goods, the Company plans to broaden its customer base to include a wide variety of commercial enterprises. The Company intends to utilize the existing PREMIS sales and marketing organization to reach the Company's expanded markets with the full line of PREMIS and REF products and services, as well as cross-marketing PREMIS and REF products to their respective existing customers. Marketing and sales efforts will be augmented with strategic alliances and reseller relationships, such as the current relationships of the Company with NCR Corp. ("NCR") and Microsoft Corporation ("Microsoft"). See "Business -- Marketing and Sales."

    PURSUE STRATEGIC ACQUISITIONS. A significant part of the net proceeds of this offering will be used to acquire REF. This acquisition will provide the Company with the ability to offer comprehensive enterprise-wide management solutions to a broad range of multi-store retail distributors. The Company intends to explore and evaluate other opportunities for acquisition of complementary products and services as such opportunities present themselves, but none have been identified to date.

ACQUISITION OF REF


    On July 9, 1996, PREMIS entered into an agreement for acquisition of all of the outstanding equity stock of REF, in consideration of $6.5 million, to be paid concurrently with the closing of this offering. As described elsewhere herein, Mr. Edward W. Anderson will continue as the President of REF and will become an employee of the Company. Mr. Robert E. Ferguson, the founder and Chief Financial Officer of REF, will not continue with the Company and has entered into a five-year agreement not to compete, except in the area of golf course retail management systems.


    REF develops and markets software for the specialty retail distribution marketplace, specializing in software customized for POS terminals. REF has in excess of ten years' experience developing custom POS applications for some of North America's largest specialty retailers and has used its experience to develop a fully functional Windows NT-Registered Trademark--based POS package. Until recently, REF's products, like those of PREMIS, addressed only part of the multi-store chain retailer's needs. However, REF has recently launched a complete integrated system known as REF OpenEnterprise-TM-. PREMIS believes that no competitive counterpart to the REF OpenEnterprise-TM- system currently exists and that it will take at least two years for competitors to develop the minimum requirements of such a product. To date, the major competitors of PREMIS and REF have focused either on POS software or back office and headquarters software.

    Both companies have designed systems using leading edge client/server technology; REF has completed the additional development required for a complete software solution for retailers, while PREMIS has completed only prototype development of its complete solutions products. Management believes that a system with ease of use, complete information access and flexibility of client/server and Windows NT-Registered Trademark-, will be actively sought by buyers as the standard for effective management of specialty retail distribution and that the first company that introduces such a product will have the opportunity to set the standard and establish a strong foothold. In the opinion of management, a system which combines the products of REF and the products and services of PREMIS fulfills more of the requirements of specialty retailers than any competing system.

    Historically, PREMIS' specialty retail customers were primarily smaller store chains which did not require customization of its standard software products or sophisticated POS capabilities. Conversely, REF's specialty retail customers were primarily larger store chains which required customization of various software functions and desired detailed POS data collection. Also, the products of PREMIS currently address only the hardgoods specialty retail market (products sold by the unit without regard to size, color, or style, such as greeting cards or screws). Many competitors of PREMIS also focus either on the hardgoods or the softgoods specialty retail market (products sold with regard to size, color and style, such as apparel and accessories). The products of the Company address all aspects of specialty retail distribution and the needs of both hardgoods and softgoods specialty retailers, which broadly increases the market opportunity for the Company. Thus, the Company expects that REF's products and target customers will complement, rather than overlap, PREMIS' products and target customers.

    PREMIS and REF combined offer substantial synergies in product offerings, market reach and operations, including the following:

    - EXPANDED MARKETS. The Company will offer a complete end-to-end management information solution to multi-store specialty retailers both in hardgoods and softgoods markets, as well as addressing the existing PREMIS food distribution markets. The Company's geographic scope will also expand.

    - FULL RANGE OF PRODUCTS. The products and services provided by the Company will offer a complete integrated enterprise-wide management solution, from POS to back room controls, for the multi-store specialty retailer.

    - INTERNATIONAL APPLICATION. The graphical user interface and Windows NT-Registered Trademark- features of the Company's products accommodate multiple language and currency environments and are easily adaptable to settings in which the language is other than English and the currency is other than U.S. Dollars, or in which multiple languages or currencies are used.

    - OPPORTUNITY FOR IMPROVED PROFITABILITY. The Company's expanded product line will be targeted to large customers whose needs support products priced at the high end of the range. In addition, the Company expects that improved profitability will result from its ability to provide product components, such as POS software, which PREMIS must now purchase from third party suppliers.

    - SYNERGIES IN STAFFING. Currently, PREMIS considers sales and marketing, systems integration and systems maintenance and support as particular strengths of its personnel. REF, on the other hand, views its staff's forte as technology and advanced programming skills. Accordingly, the companies believe that the current staffing of their respective organizations, complement and enhance each other and should not require significant downsizing.

    - CROSS-MARKETING TO CUSTOMERS. The Company believes that significant opportunities exist for marketing the respective strengths of PREMIS and REF (I.E., POS software and customization in the case of REF and integration and support in the case of PREMIS) to the existing customer base of the other.

    Further, management believes that, in addition to product and service synergies described above, the combination of PREMIS and REF offers broadened access to particular significant customers and markets currently served by one or both of them, for example:

    - Both PREMIS and REF have extensive experience with the U.S. Postal Service and have on-going involvement in Postal Service projects. See "Business -- Customers."

    - REF has been working with the Canadian Postal System on a prototype system for domestic use in Canada. PREMIS believes that a substantial market opportunity is presented for international postal systems utilizing REF's POS software and PREMIS' skills in integration, installation and training.

    - The Company believes that growing acceptance of the Internet will provide a significant opportunity for retailers to offer products via computer terminal in thousands of homes, rendering the Internet the retail store of choice. Retail stores on the Internet will have the same needs for POS software, backroom systems and headquarters management. The products of PREMIS and REF are uniquely suited for use with the Internet because their design characteristics allow portions of a traditional POS transaction to be processed at separate locations.

    - To date, PREMIS has invested several years in a demand forecasting system based on neural network technology. This technology is easier to use and more accurate than traditional methods because it considers more variable inputs with minimal complexity in processing. This product, which has been developed in client/server architecture with a Windows interface, offers the retailer reduced inventory investment, reduced out-of-stocks and higher customer satisfaction.

PRODUCTS AND SERVICES

    The Company's products, while targeted to selected vertical markets, are broad in their functionality and flexibility and are scaleable from small to large business organizations. The Company strives to provide an enterprise-wide solution to the information needs of businesses in its vertical markets. These solutions include registering data at the point of transaction, assembling data at the point of processing, analyzing and summarizing data using business specific rules, warehousing data and converting data into meaningful information through flexible inquiry and reporting. The concepts and technology, while currently adapted to specific types of businesses, can be adapted to many vertical markets.

    PREMIS was founded with a focus on the food distribution marketplace, with particular emphasis on food brokers and specialty distributors. In 1994, PREMIS added multi-store specialty retail chains to its target vertical markets by purchasing exclusive marketing rights to IRIS-TM-. REF also provides software products to multi-store specialty retail chains, but, because of their design and use, REF's products do not directly compete with the products of PREMIS.

    The Company's systems consist of standardized and optional applications software offered to its target markets. These software products are often combined with computer hardware purchased by the Company from various suppliers providing equipment using the UNIX-Registered Trademark- and Windows NT-Registered Trademark- operating systems. For multi-store specialty retail chains, the Company's current principal products are the IRIS-TM- and REF OpenEnterprise-TM- systems; for food distribution, the Company's principal products are the ADVANTAGE-TM- and RETAIN-TM- systems. The Company also provides extensive project management, education, end-user training and on-site support to help manage the implementation process for new customers, as well as help desk services for existing customers, dealers and field employees with critical and exhaustive software support needs.

    MULTI-STORE SPECIALTY RETAIL CHAIN MARKET

    Software marketed by the Company provides the aggressive multi-store chain specialty retailer with information management and control within the store, in the back office and at headquarters. IRIS-TM- (an acronym for "Integrated Retail Information System") provides integrated POS and inventory management for small to mid-sized hardgoods retailers with multiple sales outlets in the specialty store segment of the market. IRIS-TM- provides head office control over multi-store inventory, purchasing, pricing, warehousing and sales, as well as providing advanced data communications and executive reporting. IRIS-TM- is designed to be combined with third party POS software and hardware to supply a complete solution for a hardgoods specialty retailer. In the depiction below, arrows pointing to IRIS-TM- indicate data flowing from various terminal locations, such as individual stores and warehouses, to the main system; arrows pointing from IRIS-TM- indicate data flowing back to users at terminal sites or to vendors (via integrated fax or electronic data interchange) as well as reports generated by the IRIS-TM- system.


    Among its key functions, IRIS-TM-:



    - provides control of purchasing, receiving, inventory and POS



    - operates in a variety of hardgoods specialty retail environments



    - tracks an entire inventory cycle for each store



    - utilizes fully-integrated modules



    - allows multiple users and tasks to simultaneously access the same files



    IRIS-TM- runs on a UNIX-Registered Trademark- operating system, which provides complete multi-user and multi-tasking functionality. Multiple permission levels provide complete data security.

         [FLOW CHART OF PREMIS IRIS-TM-/REF OPEN ENTERPRISE-TM- SYSTEM]



    REF OpenEnterprise-TM- and its related components provides a complete enterprise-wide automation solution for all specialty retail distributors, including softgoods retailers, and eliminates the need to purchase and integrate software components from a number of different vendors. The REF OpenEnterprise-TM- system features SQL/ODBC (a formatted, standardized method for accessing information) relational databases, a Windows
NT-Registered Trademark- graphical user interface ("GUI") and compliance with the Windows NT-Registered Trademark- operating system. All REF OpenEnterprise-TM- products have been designed as client/ server solutions using the processing power of a main server and a PC workstation client.



    REF OpenEnterprise-TM- includes:



    - REF OpenOffice-TM-, which automates head office functions and provides easy access to mission critical information for the entire retail organization;



    - REF OpenStore-TM-, which automates the entire POS function consistent with the "open system" concept; and

    - REF OpenCom-TM-, which provides a means of communication between headquarters and individual stores, by extending the head office LAN to the POS workstation in individual stores, with real-time on-line communications as well as periodic summaries.


    Each of the system's component parts may operate independently or in conjunction with other components; typically, a customer that purchases both REF OpenOffice-TM- and REF OpenStore-TM- will also purchase REF OpenCom-TM- because REF OpenCom-TM- provides the intra-enterprise communication system.

    REF OpenOffice-TM-, a component of REF OpenEnterprise-TM-, was developed for two primary platforms, Windows NT-Registered Trademark- and UNIX-Registered Trademark-. Typically, REF OpenOffice-TM- operates on a Microsoft SQL Server. With minor modification, REF OpenOffice-TM- can be ported to any open relational database built for client/server architecture using an industry standard SQL such as Oracle-Registered Trademark- or Informix-Registered Trademark-.

    The primary components of REF OpenOffice-TM- are modular in design to provide maximum benefits with a minimum investment in computing hardware. The user has the option of designing a solution with modules of its choice. Additional software may be added at any time with no disruption to the existing system. The Base System is the core of the REF OpenOffice-TM- retail management system and is required for all other modules. The Base System is comprised of various structures which create organizational, merchandise and time hierarchies of data which are meaningful to the user.

    The Base System structures are designed for ease of use and maximum flexibility. The user may, at any time, change, add or delete levels within structures and may move data within either structure with a simple click of a mouse and "drag and drop" to the new or changed level. All existing data is reassigned and all summary tables are re-summarized automatically. For example, if some stores in one region are realigned to another region, the click of a mouse can immediately move the data to the new region structure, without additional programming or loss of data.

    The specific modules available with REF OpenOffice-TM- include Store, Vendor, Item/SKU (stock keeping unit), Sales Audit, Polling Audit, Processing Audit, Store Audit, Cash Audit, Electronic Journal, Sales Analysis, Merchandising, Customer Profiling, Gross Margin Analysis, Cash Audit, Employee Auditing, Store Ordering, Perpetual Inventory, Inventory Management and Cash Management.


    REF OpenStore-TM- is an advanced POS software system which automates the entire POS function consistent with the "open system" concept. REF OpenStore-TM-can operate on a wide variety of POS hardware and PC's combined with cash drawers and can be easily integrated with other PC-based office systems. Particular attention has been given to the GUI, which can be combined with keyboard entry, touch screen or the NCR Dynakey cash register terminal display. Data tables that are maintained in REF OpenStore-TM- have companion tables that are maintained in REF OpenOffice-TM- and vice versa, resulting in quick, seamless transmission. Some of the features of REF OpenStore-TM- are its ability to:



    - manage multiple sales transactions types



    - monitor extensive Item/SKU level price management, including special promotions



    - support multiple currencies and languages



    - support local, county, special, national and other taxation



    - manage multiple tender types, such as cash, check, debit cards, credit cards, etc.



    - configure cash drawer compulsion by tender type and control



    - enter data by manual keystroke, scanning or special search screens



    - monitor balancing and floating counts for cash paid in, paid out and petty cash

    - generate reports by department sales, associate sales, tender totals, returns/exchanges, voids, store productivity, sales discounts, store summary, layaway status and aging reports



    - compile extensive store summary reporting, including sales and gross profit generated, net sales by sales type and layaway sales



    - create "customer profiling" for tracking customer demographics, preferences and purchase history



    - manage inventory control at the store level



    - connect directly with credit authorization service



    - fully support peripheral interfaces such as scanners, scales, customer keypads and check validation



    REF OpenCom-TM- provides a means of communication between a retailer's headquarters and its individual stores through a variety of different communication standards and protocols. While competitive software modules offer either real-time on-line communications or nightly polling of store systems by the host, REF OpenCom-TM- incorporates both. Using this system, communications between stores, districts, regions or headquarters can be as frequent or as selective as desired. Updates can go to the central, regional or district hosts independently or simultaneously. Transactions can be instantaneous or summarized and periodic, depending on the communications network. Public networks such as the Internet can be used as well as private networks or dialup polling. This flexibility recognizes the need for faster headquarters information on product marketing, sales force utilization, shopping patterns and other marketing and product information and prepares the system to meet all of the possible communications demands of the modern retailer. REF OpenCom-TM- features:



    - a file-based inventory locator server



    - standard E-mail messaging enhancements



    - multiple service providers for electronic funds transfer



    - REF OpenCom-TM- network traffic and monitor extension



    - industry standard Windows NT-Registered Trademark- client interfaced to REF OpenCom-TM-



    - support for System Network Architecture services to mainframes



    - TCP/IP standard support ISDN interface to communications providers



    - SQL server integration for access to enterprise data



    - system-wide alert messaging and logging facilities



    The REF OpenEnterprise-TM- components described above also serve as the foundation for custom development projects for large multi-store retailers. Purchases of custom designed systems generally involve contracts ranging from $500,000 to $1,500,000. The Company anticipates that large retailers will continue to purchase custom designed systems with the unique solutions and flexibility required for their special needs. To date, the Company has successfully installed custom designed products for the following multi-store clients: Lerner New York Inc. and Lane Bryant, Inc. (divisions of The Limited, Inc.), The Gymboree Corp., Kirkland's Inc., NEXCOM, Music World and Bi-Way Stores Ltd. In addition, a custom design project is currently in process with Strouds, Inc.


    FOOD DISTRIBUTION MARKET

    The Company's ADVANTAGE-TM- and RETAIN-TM- systems are designed to assist food brokers and distributors with day-to-day business management and analysis of information concerning the retail distribution of products. Arrows pointing to ADVANTAGE-TM- indicate data flowing from individual brokers, distributors, or offices to the main system; arrows pointing from ADVANTAGE-TM- indicate data flowing back to the user sites, as well as store sites served by the food broker or distributor (via electronic data interchange or fax).

               [FLOW CHART OF PREMIS ADVANTAGE-TM-/RETAIN SYSTEM]


    Among its key features, ADVANTAGE-TM- offers:


    - electronic data interchange ("EDI") and systematic order control



    - budgeting and quota management



    - multiple security levels and commission accounting control



    - integrated fax capability, allowing a document to be faxed directly from ADVANTAGE-TM- without the need to print a paper copy and send the paper copy by dedicated fax equipment



    - extensive reporting and forms management


    - reclamation management, which permits grocers to obtain manufacturer's credits for return of damaged, spoiled or out-dated products

    - portable Windows NT-Registered Trademark--based systems for sales staff

    ADVANTAGE-TM- employs a client/server relational database, variable overlapping Windows NT-Registered Trademark- presentation and pop-up or pull-down menus. Its EDI communication capabilities permit various sales order information to be transmitted between the broker and its retail store customers and the manufacturers for whom the broker acts as agent, such as confirmation, promotions, price changes and invoices. ADVANTAGE-TM- controls orders and commissions and reports on various sales-related issues. ADVANTAGE-TM- provides data security with five levels of clearance, and data collected with ADVANTAGE-TM- can be exported to the users of word processing, spreadsheet, accounting and graphics programs. Reports produced with ADVANTAGE-TM- include:
(i) Order Reports -- which specify orders placed on specified dates; (ii) Sales Recaps -- which provide information on sales and commissions for each order, sorted first by principal (I.E., the product manufacturer) and then by retail store under each principal; (iii) an Order Register -- which provides a complete log of all orders with item detail; (iv) Order Status Reports -- which check the status of orders when customers call; (v) Principal Order Histories -- which provide item sales for year-to-date; (vi) Item Tracking -- which provides information on how a particular item is selling; (vii) Ranking Reports -- which provide information on principals, customers, items and salespersons by performance or purchases; and (viii) Commission Listings -- which disclose payment or nonpayment of commissions. Enhanced reports are also available for more in-depth analysis. ADVANTAGE-TM- is fully integrated with other food distributors software modules from the Company.

    RETAIN-TM- is a system for managing the distribution of vendors' products in retail stores. The maintenance of shelf space allocations for a manufacturer's products requires constant supervision of merchandisers at the store level. The RETAIN-TM- System supports all activities for the merchandisers and reports on the status of items from the regional level right down to the store shelf.

    RETAIN-TM- utilizes pen-based computers operating Windows
NT-Registered Trademark- to gather data in retail stores. The clipboard sized pen-based computer uses a stylus and a touch-sensitive screen to record store information. Onscreen pop-up store lists allow the user to select the store being visited. Sales merchandisers select from a product list to identify the item with a pen touch to indicate the action taken, such as conformance to shelf standards, number of facings, out of stock items, resets and displays built. Store data can be transmitted in a single three-minute phone call at the end of the day. Once the data arrives at the central computer, the RETAIN-TM- software identifies changes in retail distribution since the last survey. It spots new products, changes in facings and items that are no longer in distribution. The system provides complete reporting on distribution by salesperson, territory, manufacturer, distributor, sales team, or product line. The system also produces reports on salesperson performance, such as stores covered, work hours, travel versus store time and travel patterns.

    MULTIPLE MARKET PRODUCTS

    Two of the Company's add-on features can be used in both food distribution and retail distribution. The Company's uniform communication standard ("UCS") EDI system allows trading partners to send and receive a full range of UCS computer-to-computer data transmissions with and from their customers and manufacturers. It permits high-speed paperless communication of purchase orders and related adjustments, invoices and related adjustments, order acknowledgments, credit/debit memos, price changes, promotion announcements, administrative messages, marketing fund transactions, product activity, shipment notices and purchase confirmations. The Company's other add-on feature is an integrated capability to fax orders and reports directly from the system. This feature allows a user to display a report and re-direct the report to be faxed to a remote location without first printing, then manually faxing the report with dedicated fax equipment.

    FULFILLMENT AND HELP DESK SERVICES

    The Company provides extensive project management, education, end-user training and on-site support to help manage the implementation process for new customers. In general, customers view these services as important discriminating factors in a purchase decision.

    Fulfillment services are conducted from the Company's headquarters in Minneapolis, Minnesota, and, following the REF acquisition, also from the Canadian Division offices in Toronto, Canada. Each office conducts fulfillment services for its respective country and is staffed accordingly. The fulfillment services organization:

    - assists sales representatives with retail industry expertise, to better address customers' industry-specific needs

    - manages the business relationship between the Company and the customer

    - designs custom programming specifications

    - develops installation plans to achieve customer schedules

    - provides education and training for customer staff

    - provides physical product installation and setup

    - provides regular status reporting and transition to Help Desk for support on an on-going basis

    Fulfillment services have become an increasingly important source of revenue as the Company's installed base of customers has grown. Currently, approximately 25% of the initial software purchase price charged to the Company's customers is dedicated to installation and custom modifications, if required. In addition, the Company charges an annual fee equivalent to 15% of the initial software purchase price for maintenance and software support services.

    Customers who purchase maintenance agreements receive Help Desk telephone support and product upgrades once the system has been installed. The Help Desk provides critical and extensive software support to its customers, dealers and field employees by telephone. The Help Desk is highly automated, with computer assisted tracking of each client call, high speed text search for similar problems, on-line manuals, interactive diagnostics and expert systems for guidance through special and third party supplier problems. Senior product specialists take referral of difficult problems which cannot be easily resolved by Help Desk personnel. The Company recently purchased a sophisticated software system which will facilitate this two-tiered approach. The Help Desk operates 16 hours a day, Monday through Friday, plus 10 hours a day on Saturday and Sunday, for retail customers with extended support agreements.

MARKETING AND SALES

    The Company believes that a comprehensive understanding of the business issues which are prevalent in a customer's particular market is a key component to successful marketing. To this end, PREMIS has compiled industry-specific databases, which are continually updated by the sales staff and fulfillment services staff based on changing market conditions. These databases also contribute to educating personnel in the marketing department and in research and development to ensure that customer issues, features and requirements are addressed and incorporated in future product releases. In addition, the Company seeks to provide comprehensive uninterrupted service by utilizing a team for each customer throughout the customer's relationship with the Company, consisting of personnel from sales and marketing, systems integration and support and maintenance. The Company intends to serve the ongoing needs of smaller multi-store retailers through distributor relationships.

    The Company's sales techniques involve traditional methods, including development of prospects through telemarketing, direct mail, seminars and advertising; development and distribution of marketing literature, such as brochures, product technical overviews, newsletters and direct marketing letters; direct selling efforts through sales meetings with prospective customers; and order fulfillment, including planning, training, installation and long-term customer support. Following the acquisition of REF, the Company anticipates that its marketing and sales will continue to be based principally in the United States and that all marketing and sales efforts will be coordinated from the U.S. office. A limited number of sales and marketing personnel will be located in Canada to handle accounts which are better served from that location.

    The Company estimates that hardware components comprise approximately 50% to 60% of the cost of a management information system. The Company primarily sells its software systems together with hardware components, which are purchased by the Company from a variety of equipment vendors. In certain markets, the Company also sells its software directly to equipment vendors for resale by the vendors to their end-user customers. The Company has developed strategic alliances with key hardware vendors of open systems, including NCR which is the primary vendor in this market. To date, PREMIS and NCR have cooperated in a strategic alliance partner program which provides customers with turn-key solutions including NCR hardware and maintenance services and PREMIS software. However, since PREMIS is also an NCR remarketer, it can provide hardware as well. The Company is working to expand its hardware offerings and may enter into reseller relationships with other hardware suppliers. REF has also been a marketing affiliate of NCR and receives a commission on the hardware portion of a sale in which NCR hardware is teamed with REF software.

    In addition, REF OpenEnterprise-TM- products may be marketed with certain Microsoft products. This has resulted in marketing seminars presented jointly by the Company and Microsoft.

CUSTOMERS

    The following table presents a sampling of current customers that are representative of the types of businesses served by the Company, each of whom has purchased products or services from PREMIS or REF during the last fiscal year.


RETAIL CUSTOMERS                        FOOD DISTRIBUTION CUSTOMERS
U.S. Postal Service                     Delicious Cookies
Paper Warehouse, Inc.                   Stark & Co., Inc.
Truck Stops of America                  Bonacker & Leigh Inc.
Marriott International, Inc.            Johnson-Lieber Inc.
Springs Industries, Inc.                Bromar Inc.
Lane Bryant, Inc. (a division of
The Limited, Inc.)



    The Company believes that the U.S. Postal Service will continue to be a significant customer. On August 13, 1996, a contract was awarded by the U.S. Postal Service to NCR and IBM as hardware vendors for a project known as POS One. The U.S. Postal Service intends to upgrade and open new retail stores in various post office locations. NCR's portion of the POS One contract involves installation of new POS software equipment for 9,100 retail work stations. Following discussions with NCR and the U.S. Postal Service, management believes that this contract potentially represents approximately $4.0 million in revenues to the Company over the next eighteen months.


    Over the last three years, PREMIS has installed 200 systems for the U.S. Postal Service's "Store of the Future" prototypes, which are new or remodeled postal stores where products are displayed for customer viewing and cash registers are positioned at an island in the display area. "Store of the Future" is a separate project from POS One. However, the longer term POS One project for replacement registers will include those stores developed in the "Store of the Future" program. PREMIS has also installed the Postal Service headquarters system which controls inventory and reports on sales for the "Store of the Future" sites. Because of this strong positioning and PREMIS' proven skills with installation, training and help desk, it has established a reputation for high quality with the Postal Service and with vendors like NCR and IBM. PREMIS is in discussion with both IBM and NCR about utilizing PREMIS as the installation vendor for the longer term POS One replacement systems and believes that as a result, the Company may also participate as an installer and integrator in the next generation Postal Service system.

COMPETITION

    The Company develops and markets proprietary, industry-specific information management software products which are typically sold in combination with PC workstation equipment and client/ server hardware. Due to the fact that the hardware component of a system is such a substantial portion of the total cost, most of the Company's customers select a hardware platform prior to their decision to purchase a software package. Consequently, the software package alternatives available to the customer will be limited to those products that run on the selected hardware platform. The Company competes directly with other information systems software vendors and system integrators that market similar software. The Company competes indirectly with certain hardware vendors that offer their own proprietary management information system software.

    Competition in the Company's markets is based principally upon functionality, quality of service and support, type of hardware (I.E., the compatibility and availability of desired hardware and software components and the ease of integration with the customer's existing system) and price. The Company believes that its current and anticipated levels of product functionality and service and support are generally perceived as comparable or superior to those of its competitors. Although the Company's products may be priced higher than other products marketed for the same purpose, the Company believes that the Company is able to justify such higher prices to customers based on the high value provided by its advanced technological design, its integration capability, "complete solution" functionality, comprehensive support and maintenance services and in-depth knowledge of its customers' industry requirements.

    In the Company's view, its strongest competitors in the specialty retail distribution market are those that have the ability to design, develop and install a turn-key management information system. In general, these competitors are highly knowledgeable about the specialty retailer's business and about the capabilities of their own products. PREMIS believes that its primary direct competitors in the specialty retail market are STS Systems, Inc., Retail Store Systems, Inc., Post Software, Inc., CRS Business Computers, Inc., JDA Software, Inc. and Retail Interact, Inc., as well as other smaller vendors. PREMIS considers its direct competitors in the food distribution market to be Information Access Inc., Success Systems, Inc. and Becton Schantz Co., which each design and market software similar to PREMIS' food distribution systems. The Company also has several indirect competitors in hardware vendors such as IBM, ICL Fujitsu, (a division of Fujitsu America Inc.) and NCR, that offer, along with their hardware, software systems that compete with the Company's software products.

TECHNOLOGY AND PRODUCT DEVELOPMENT

    The Company utilizes state-of-the-art technologies to gather relevant information from a business transaction, transport that data to a central database, manipulate and analyze the data and provide concise and comprehensive reports to the appropriate people within an organization to assist them with their day-to-day decisions and long-term strategic planning. The Company's software products are written in C and object-oriented C++ source code languages which enable a programmer to develop a user-friendly GUI and to program tasks more efficiently for increased speed. The Company utilizes several relational database technologies, such as Sybase-Registered Trademark- and Oracle-Registered Trademark-, for its software to reduce the information processing time required to sort data and to allow multiple users to simultaneously access the same information. These software products can port to either a PC platform or a variety of UNIX-Registered Trademark- platforms, such as the IBM RISC/6000 or an NCR enterprise server.

    The predominant trend in consumer software is toward a GUI, user-friendly, menu driven interface. A GUI interface requires the use of object-oriented programming languages and programming techniques. PREMIS has been using the object-oriented programming language C++ since 1991, and REF has been programming with C++ since 1994. The Company believes that most of its competitors currently do not have GUI products or the ability to utilize this advanced programming technique.

    The Company's products utilize client/server architecture and relational databases. While relational database products have been available since the early 1980s, they were not considered practical for enterprise-wide applications until the widespread implementation of enterprise servers in the early 1990s. In a client/server environment, a relational database can be addressed by the server, which then sends and receives data over a local area network to simultaneous multiple users (I.E., clients). As server processor technology speeds have increased and the cost of servers has decreased, the market for network systems and products has expanded. A business which comprises many separate locations, such as a retail chain store, presents a natural application of client/server and relational database technologies. The Company's management believes that client/server architecture is the dominant networking technology for the foreseeable future and that the Company is uniquely positioned to capitalize on this trend.


    The Company believes that to maintain its leading market position it must continue to enhance its current products and develop new software and technologies to quickly respond to market opportunities. The Company is focusing its product development efforts on enhancing the breadth and depth of its current products while developing key new add-on features. PREMIS currently employs six software programmers and will be acquiring a staff of approximately 50 experienced software programmers from REF. Research and development expenditures by PREMIS for fiscal 1995 and 1996, were $368,161 and $303,000 respectively. REF has also invested substantial resources in product development, particularly for its REF OpenEnterprise-TM- system. As of June 30, 1996, REF carried approximately $602,000 of capitalized software development costs in accordance with SFAS 86. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


PROPRIETARY RIGHTS


    PREMIS does not own any patents or any registered copyrights or trademarks; PREMIS claims trademark protection of the names and marks "ADVANTAGE-TM-" and "RETAIN-TM-," but does not consider such marks to be material to its operations. REF does not own any patents or any registered copyrights or trademarks. However, REF claims trademark protection of the names and marks "REF OpenEnterprise-TM-, REF OpenOffice-TM-, REF OpenCom-TM- and REF OpenStore-TM-." This Prospectus also contains trademarks of other companies.


    PREMIS primarily relies on a combination of trade secret laws and confidentiality agreements to protect its proprietary technology. REF currently has non-competition and confidentiality agreements with all of its employees, including Mr. Robert E. Ferguson who will not continue as an employee of the Company.

    IRIS-TM- is marketed by PREMIS pursuant to the terms of a software license and distribution agreement (the "IRIS-TM- License") dated April 15, 1994, with Commercial Systems Corporation, pursuant to which the Company is granted an exclusive worldwide right to license and sublicense and to develop, copy, distribute, remarket and maintain IRIS-TM- for a term ending March 31, 1999, in consideration of an initial one time payment, which was made in 1994, plus a fixed monthly royalty in the amount of $8,342 for five years and a percentage royalty in the amount of 4% of Net Cash Receipts (as defined in the IRIS-TM-License) of sales of IRIS-TM-. Further, PREMIS has the option to purchase IRIS-TM- for a cash payment of $25,000, exercisable at any time during the IRIS-TM- License, to be effective at the expiration of the five year term, and to renew the IRIS-TM- License on a yearly basis with payment of a percentage royalty in the total amount of at least $10,000 per year. All derivative upgrades, enhancements, new releases, new versions and other improvements made by PREMIS, and all copyrights, trademark rights, trade secret rights and patent rights, as well as all marketing and all other materials developed by PREMIS with respect to IRIS-TM-, are the sole and exclusive property of PREMIS.

EMPLOYEES


    PREMIS had 36 employees as of June 30, 1996. Although employees function as an integral team, their primary assignments are as follows: six in software development, fourteen in client services, eight in administration and two in finance. Additionally, PREMIS currently employs six employees who fulfill marketing and sales functions. With the acquisition of REF, the Company expects to increase its marketing and sales department to eight employees.

    REF had 59 employees as of March 31, 1996, whose primary assignments are as follows: forty-six in software development, three in client services, eight in administration and management and two in marketing and sales.


    None of the employees of PREMIS or REF is covered by a collective bargaining agreement, and management considers relations with employees to be excellent.

FACILITIES


    PREMIS currently leases office space at Plymouth, Minnesota, consisting of 14,371 square feet located in a professional office building at 15301 Highway 55 West on a 36-month minimum lease expiring April 30, 1998. Future minimum rentals under this lease are $85,392 for the fiscal year ending March 31, 1997. PREMIS intends to terminate its occupancy of its current lease effective September 1, 1996 and is actively seeking to sublet these facilities. Effective September 1, 1996, its executive offices and other operations will be relocated to a building nearby which is owned by a limited liability partnership controlled by two officers and directors of PREMIS. The new lease provides approximately 21,956 square feet of space at a minimum monthly base rent of $13,477. PREMIS has prepaid $105,000 in rent, which reduces the minimum monthly base rent by $2,816 for the first 44 months of the lease (an aggregate credit of $105,000 plus 9% interest per annum). The new lease has an initial ten year term, ending August 31, 2006, with two successive two-year options for renewal. The Company believes that this new facility will be adequate to meet its domestic needs for the foreseeable future. See "Certain Transactions."


    REF currently leases facilities in Markham, Ontario (near Toronto) for use as its corporate offices. The lease provides 20,005 square feet at a minimum monthly rent of CDN$11,083 pursuant to a ten-year term expiring in December 2005, with one option for renewal for an additional five-year term. The minimum monthly rent on this lease increases to CDN$16,671 in year three, to CDN$17,922 in year six, and to CDN$20,005 in year eight of the lease term. The Company believes that the corporate offices will be retained following the acquisition and will be adequate for its needs in Canada for the foreseeable future.

LEGAL PROCEEDINGS

    PREMIS is not currently a party to any legal proceedings.


    REF recently reached an agreement in principle to settle, for a nominal sum, a pending lawsuit which was filed on April 18, 1991 in Ontario Court (General Division) by ProPharm Limited. ProPharm sought damages in the amount of approximately CDN$1.5 million from REF for breach of contract and related claims.

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


    The directors, executive officers and key employees of the Company, are as follows:


        NAME               AGE                       POSITION
- ---------------------      ---      ------------------------------------------
F. T. Biermeier                56   President, Chief Executive Officer,
                                     Treasurer and Director

Mary Ann Calhoun               37   Vice President, Secretary and Director

Gerald F. Schmidt              56   Director

Edward W. Anderson             45   President of REF

Michael A. Dahlstrom           39   National Sales Manager


- ------------------------

    F. T. BIERMEIER has been a Director of PREMIS since its inception in April 1982. Since May of 1988, he has been President and Chief Executive Officer. From June 1986 to May 1988, he was Chairman and Chief Executive Officer. From April 1982 to June 1986, he was President and Secretary. He also functions as PREMIS' Treasurer. From 1980 to 1983, he operated an independent management consulting firm F.T. Biermeier & Associates, Inc. From July of 1986 to January 1988, Mr. Biermeier was President and Chief Executive Officer of Intran Corporation, a supplier of imaging software to publishing organizations, and devoted part-time efforts to PREMIS. Mr. Biermeier and Ms. Calhoun are husband and wife.

    MARY ANN CALHOUN has been a Director and Vice President of PREMIS since June of 1986. From 1983 to 1986, she held positions of Customer Support Representative, Manager Customer Support and Director of Software Development and Customer Support of PREMIS. From 1980 to 1983, she held positions for the United States Senate in the office of Senator David Durenberger, including Assistant to the Press Secretary and Manager of Information Systems. Ms. Calhoun is married to Mr. Biermeier, the President of PREMIS.

    GERALD F. SCHMIDT has been a Director of PREMIS since January of 1996. Since 1989, Mr. Schmidt has been President and CEO of Cordova Capital Inc., a venture capital firm located in Atlanta, Georgia. Cordova Capital is the General Partner in two growth funds with $52 million dollars under management. From 1984 to 1988, he was Senior Vice President and partner in O'Neill Development Inc., a commercial real estate development firm in Atlanta, Georgia. From 1966 to 1984, he held various positions in sales and marketing management and was Vice President and General Manager of two divisions of Jostens Corporation in Minneapolis, Minnesota.


    EDWARD W. ANDERSON has served as the President of REF for the past eight years and will continue in that role following the acquisition of REF by PREMIS, and pursuant to the terms of his employment agreement, will become a Director of the Company. Mr. Anderson has 20 years experience working within Canada's high technology community. Early in his career, Mr. Anderson was employed by a start up venture formed by faculty and graduates from the Computer Communications Group within the Department of Electrical Engineering at the University of Toronto. This company pioneered the first application of packet switching in North America. Mr. Anderson has also been involved in the development of large scale, high performance on-line transaction processing systems implemented by a number of financial institutions, insurance companies and universities internationally. During his career, Mr. Anderson has also established and managed the technology marketing function with one of Canada's most successful high technology companies. Moreover, Mr. Anderson has been involved with operations and technology systems at two of North America's largest retailers.


    MICHAEL A. DAHLSTROM currently serves as PREMIS' National Sales Manager and will serve a key role in the Company's expanded sales and marketing efforts, including integration of the REF products and education of the expanded sales force. Mr. Dahlstrom joined PREMIS in February 1996, following approximately nine months with Great Plains Software ("GPS"), as value-added retail manager. Prior to his association with GPS, Mr. Dahlstrom spent approximately three years as Systems Manager at Precision Business Systems, Inc., preceded by several years as an account executive with Memorex Telex Corporation.


    All directors of the Company hold office until the next regular meeting of the shareholders or until their successors are elected and qualify. All officers hold office until their successor is appointed by the Board. There are no arrangements or understandings between any of the directors or officers or any other person pursuant to which any person was or may be elected as a director or selected as an officer of the Company, other than the agreement with Edward W. Anderson, discussed below.


    During fiscal 1996, Gerald F. Schmidt, the sole nonemployee director, was paid $500 for each meeting attended. In addition, Mr. Schmidt was granted a 5-year non-qualified stock option, exercisable on and after April 1, 1996, to purchase 5,000 shares of Common Stock of the Company at $1.75 per share, which was the fair market value of the Common Stock as of the grant date.

EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

    The following table discloses compensation received by PREMIS' Chief Executive Officer, the only executive officer whose aggregate cash compensation exceeded $100,000 (the "Named Executive Officer").

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION               LONG-TERM
                                                            -----------------------------------------  COMPENSATION
                                                                                      OTHER ANNUAL     -------------
NAME AND PRINCIPAL POSITION                        YEAR       SALARY       BONUS    COMPENSATION (1)      OPTIONS
- -----------------------------------------------  ---------  -----------  ---------  -----------------  -------------
F. T. Biermeier................................       1996  $   110,000  $  27,000      $   5,690           --
 Chief Executive Officer                              1995       95,000     22,000          1,544           300,000
 and President                                        1994       86,000      7,000         --               --

- ------------------------
(1) Represents PREMIS' contributions to the Employee Retirement 401(k) Plan.

    PREMIS currently has no employment agreement with Mr. Biermeier or any other executive officer.


    Effective upon the closing of this offering and the acquisition of REF, the Company will enter into an employment agreement with Mr. Edward W. Anderson, the current President of REF (the "Employment Agreement") pursuant to which he will continue to serve as President of REF for period of five years, subject to earlier termination by either the Company or Mr. Anderson, and renewal thereafter by agreement of the parties. If the Company terminates the Employment Agreement without cause, it must pay Mr. Anderson an amount equal to the greater of the base salary that would have been payable for the balance of the initial term (or extended term if the Employment Agreement has been renewed) or for two years. Mr. Anderson's base salary is initially set at CDN$150,000, with annual adjustments to reflect the percentage salary increases granted to Mr. Biermeier as Chief Executive Officer of the Company. The Employment Agreement also provides that Mr. Anderson shall be paid a "sign on" bonus, in an amount expected to be CDN$42,000. A Change of Control of the Company, as defined in the Employment Agreement, is deemed a termination by the Company without cause. The Company agrees to maintain a CDN$2 million keyperson life insurance policy on Mr. Anderson and upon his death, to use the proceeds thereof, to repurchase shares of REF or the Company owned by Mr. Anderson at a price per share equal to the average bid price of the Company's Common Stock over the 30-day period immediately preceding his death, with any excess insurance proceeds paid to his estate.


    The Employment Agreement also provides that Mr. Anderson shall be elected as a director of both PREMIS and REF during the entire term of the Employment Agreement and any renewals and extensions thereof. The Company agrees that it shall take all actions necessary and shall exert its influence to cause the election of Mr. Anderson as a director; Mr. Biermeier, as a principal shareholder of the Company, agrees to vote his shares for the continued election of Mr. Anderson as a director and shall cause any member of his immediate family and any firm or corporation under his control to whom he may transfer any shares of his stock of the Company to join in this covenant. The non-election of Mr. Anderson at any time as a director of PREMIS or REF, or his removal as a director of PREMIS or REF, shall constitute a termination of the Employment Agreement by the Company without cause.

STOCK OPTIONS

    The PREMIS 1994 Employee Incentive Stock Option Plan (the "Option Plan"), was adopted to provide incentives to selected employees of PREMIS. Under the Option Plan, the Board of Directors is authorized to grant options to purchase up to 500,000 shares of Common Stock at exercise prices not less than the fair market value of the Common Stock as of the grant date. As of June 30, 1996, there were outstanding options to purchase an aggregate of 150,250 shares of Common Stock pursuant to the Option Plan, at an average exercise price of $.54 per share. One fourth of the options granted become exercisable one (1) year from the date of the grant with an additional twenty-five percent becoming exercisable each succeeding year. The closing bid price of the Common Stock is treated as the market value on the applicable date.

    In addition to the Option Plan, the Board has authorized grant of non-qualified stock options for up to 516,667 shares of Common Stock to employees (including officers) and non-employee directors. As of June 30, 1996, non-qualified options to purchase 335,000 shares were outstanding. Such options are exercisable at an average exercise price of $.31 per share and, in each case, the exercise price is equal to the fair market value of the Common Stock as of the grant date.


    Upon execution of his Employment Agreement, Edward W. Anderson shall be granted a non-qualified option to purchase 600,000 shares of the Company's Common Stock on and after the date which is six months following the date of issuance until December 31, 2006, at a price equal to the Price to Public. Such option is not a part of the Option Plan or the shares reserved by the Board for non-qualified options, as discussed above. The option terminates and is no longer be exercisable (i) 90 days after voluntary termination of employment by Mr. Anderson, or (ii) if he is involuntarily terminated for any reason other than death, on the earlier of the expiration of his employment as contemplated in the Employment Agreement or December 31, 2006 (provided that the option shall remain exercisable for at least 90 days following such involuntary termination). If Mr. Anderson dies while employed by PREMIS, the option may be exercised within one year after his death or until expiration of the option term, whichever shall first occur. The exercisability of the option is accelerated in the event of (i) the merger of PREMIS with any other corporation in which PREMIS is not the survivor, (ii) sale of PREMIS or all or substantially all of its assets to another person, or (iii) purchase of more than 50% of PREMIS' outstanding Common Stock by any other person. In connection with the grant of the option, PREMIS agrees that during the six months after the date of the REF acquisition, it shall not increase its authorized capital stock and that during the initial five year term of the Employment Agreement or any renewals thereof, Mr. Anderson shall be afforded the same anti-dilution protection, if any, which may be afforded to Mr. Biermeier, to any member of Mr. Biermeier's immediate family, or any firm or corporation under his control.


    There were no grants of stock options under the Option Plan or otherwise to the Named Executive Officer during the fiscal year ended March 31, 1996.

       AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

    The following table contains information concerning exercises of stock options during the last fiscal year and the value of options previously granted under the Option Plan which were held by the Named Executive Officer at the end of the fiscal year ended March 31, 1996.

                                                                             NUMBER OF       VALUE OF UNEXERCISED
                                                OPTION EXERCISES        UNEXERCISED OPTIONS  IN-THE-MONEY OPTIONS
                                          ----------------------------       AT FY-END          AT FY-END (1)
                                          SHARES ACQUIRED     VALUE     -------------------  --------------------
NAME                                        ON EXERCISE     REALIZED        EXERCISABLE          EXERCISABLE
- ----------------------------------------  ---------------  -----------  -------------------  --------------------
F. T. Biermeier.........................           None       None              300,000          $    930,000

- ------------------------
(1) Value is calculated based on the difference between the option exercise price and the closing price for the Common Stock on March 29, 1996, as quoted on the National Association of Securities Dealers' OTC Bulletin Board, multiplied by the number of shares underlying the option.

RETIREMENT PLAN

    During fiscal year 1995, PREMIS established a retirement savings plan which qualifies under Internal Revenue Code Section 401(k) ("401(k) Plan"). All employees with at least 90 days of employment are eligible to participate in the 401(k) Plan. The Company's contributions to the 401(k) Plan are based on 15% of employee contributions which are subject to salary limitations. PREMIS contributions to the 401(k) Plan were approximately $5,000 during 1996. In fiscal 1996, PREMIS also paid a one time discretionary profit sharing bonus of $16,000.

                              CERTAIN TRANSACTIONS

    Effective September 1, 1996, the Company will move its offices to a building owned by a limited liability partnership which is controlled by F. T. Biermeier, the Company's President and Chief Executive Officer, a member of the Board of Directors, and a principal shareholder of the Company, and his spouse, Mary Ann Calhoun, another officer and director of the Company. The Company believes that, notwithstanding the absence of arms length negotiation, this lease was entered into on terms which are commercially reasonable and comparable to the terms of leases for other properties which would have been available to the Company. In addition, PREMIS has guaranteed the mortgage loan obligation of the limited liability partnership with respect to this property in the principal amount of $945,000. Currently, this loan carries interest at 2.75% over the rate on five year U.S. Treasury notes. See "Business -- Facilities."

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Common Stock, and as adjusted to reflect the sale of shares offered hereby (i) by each person who is known by the Company to beneficially own more than five percent (5%) of the Common Stock, (ii) by each director, (iii) by the Named Executive Officer and (iv) all executive officers and directors as a group.


                                                                              SHARES          PERCENT       PERCENT
                                                                           BENEFICIALLY        BEFORE        AFTER
NAME                                                                         OWNED (1)        OFFERING      OFFERING
- -----------------------------------------------------------------------  -----------------  ------------  ------------
F. T. Biermeier (2)....................................................        1,819,751          60.6%         38.3%

Mary Ann Calhoun (3)...................................................           12,500         *             *

Gerald F. Schmidt (3)..................................................            5,000         *             *

All Directors and Executive Officers as a group
 (3 persons) (4).......................................................        1,837,251          60.9%         38.5%(3)


- ------------------------
 *  Less than 1%.

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of the Prospectus, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. For purposes of calculating the percent of class owned after this offering, it was assumed that the officers, directors and principal shareholders will not be purchasing Shares in this offering. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite the shareholder's name.

(2) Includes 75,000 shares held of record by Sandra J. Biermeier and 300,000 shares of Common Stock which may be acquired pursuant to a non-qualified stock option.

(3) Represents shares that may be acquired pursuant to exercise of options.


(4) Does not include 600,000 shares which may be acquired by Edward W. Anderson upon exercise of an option to be issued simultaneously with the closing of this offering and the acquisition of REF. Such option is not exercisable until six months after the date of issuance.

                           DESCRIPTION OF SECURITIES

GENERAL


    The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.01 par value per share. As of the date of this Prospectus, there are 2,702,052 shares of Common Stock outstanding.


COMMON STOCK

    There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing shareholders if additional shares of Common Stock are issued. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of PREMIS available upon liquidation.

    Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as amendments to the Articles of Incorporation, mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require affirmative vote of a majority of the shares present at the particular shareholders meeting.

WAIVER OF DIRECTOR LIABILITY AND INDEMNIFICATION

    The Company's Articles of Incorporation limit personal liability for breach of the fiduciary duty of its directors, to the fullest extent provided by the Minnesota Business Corporation Act. Such Articles eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such Articles' provision shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

    In addition, the Minnesota Business Corporation Act and the Company's Bylaws provide that officers and directors of the Company have the right to indemnification from PREMIS for liability arising out of certain actions to the fullest extent permissible by law. This indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

STATE LAW PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then-fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

TRANSFER AGENT AND REGISTRAR

    Corporate Stock Transfer, Denver, Colorado, is the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, the Company will have outstanding 4,452,052 shares of Common Stock (4,714,552 in the event that the Underwriters' over-allotment option is exercised in full), which does not include (i) 500,000 shares reserved for issuance under the Option Plan, 150,250 of which are subject to options outstanding as of June 30, 1996, (ii) 516,667 shares of Common Stock issuable upon exercise of non-qualified options granted from time to time as currently authorized by resolutions of the Board of Directors, 335,000 of which are subject to options currently outstanding, (iii) 175,000 shares of Common Stock issuable upon exercise of the Representative's Warrant, or (iv) 600,000 shares issuable upon exercise of options to be issued to Edward W. Anderson, President of REF, which cannot be exercised for 180 days following this offering.



    All of the shares to be issued in this offering will be freely tradable and available for future sale. In addition, all of the 2,701,527 shares of Common Stock currently outstanding, all of the 500,000 shares that may be issued under the Option Plan, and the 516,667 shares issuable upon exercise of authorized non-qualified options, have been registered under the Act and are freely tradable, provided that, pursuant to agreement with the Underwriters, 1,762,251 shares beneficially held by current officers and directors and 75,000 shares held by a former affiliate of the Company are subject to restrictions on sale, for a period of 180 days after this offering in the case of officers and directors, and 90 days after this offering in the case of the former affiliate. In addition, the 600,000 shares of Common Stock issuable upon exercise of the option to be granted to Edward W. Anderson may be registered for resale under the Act, although such shares are not currently registered. Such shares would then be "freely tradable." Moreover, provided the Company meets the reporting requirements of Rule 144 under the Act, a person (or persons whose sales are aggregated) who beneficially owns unregistered securities last acquired privately from the Company, or an affiliate of the Company at least two years previously and affiliates of the Company who beneficially own shares last acquired (whether or not such shares were acquired privately) from the Company or an affiliate of the Company at least two years previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale and who beneficially owns shares last acquired from the Company or an affiliate of the Company at least three years previously is entitled to sell all such shares under Rule 144 without regard to any of the limitations of the Rule. In addition, Rule 144A under the Act, as currently in effect, in general, permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows the existing shareholders of the Company to sell their shares to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to nonaffiliates do not lose their status as restricted securities.


    The Company cannot predict the effect, if any, that sales of securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for which R. J. Steichen & Company is acting as representative (the "Representative") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and between PREMIS and the Underwriters, to purchase from PREMIS, and PREMIS has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                                              NUMBER OF
UNDERWRITERS                                                                                   SHARES
- -------------------------------------------------------------------------------------------  -----------
R. J. Steichen & Company...................................................................

                                                                                             -----------
  Total....................................................................................    1,750,000
                                                                                             -----------
                                                                                             -----------

    The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters (discussed below), must be purchased if any are purchased.

    PREMIS has been advised by the Representative that the Underwriters propose initially to offer the Shares directly to the public at the price set forth on the cover page of this Prospectus and to certain dealers at such public offering
price less a concession not to exceed $      per share. The Underwriters may
allow, and such dealers may allow, a discount not to exceed $      per share in
sales to certain other dealers. After the public offering, the public offering price and concessions and discounts may be changed by the Representative.

    PREMIS has granted to the Underwriters an over-allotment option, exercisable not later than 45 days after the date of this Prospectus, to purchase up to an additional 262,500 shares of Common Stock at the Price to Public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise the over-allotment option, the Underwriters will have a firm commitment to purchase such shares and PREMIS will be obligated pursuant to sell such shares to the Underwriters. The Underwriters may exercise the over-allotment option only for the purposes of covering over-allotments, if any, made in connection with the distribution of the shares to the public.

    In the Underwriting Agreement, PREMIS and the Underwriters have agreed to indemnify each other against certain liabilities under the Act, or to contribute to payments which the Underwriters may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling PREMIS pursuant to such indemnification provisions, PREMIS has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

    PREMIS has agreed to pay the Representative a non-accountable expense allowance equal to 2 1/4% of the gross proceeds of sale of the shares, including shares sold upon exercise of the over-allotment option.


    The Company and certain of its executive officers and directors have agreed not to sell or otherwise dispose of any of their 1,762,251 shares of Common Stock for a period of 180 days from the date of this Prospectus, and a former affiliate of the Company has agreed not to sell or otherwise dispose of her 75,000 shares of Common Stock for a period of 90 days from the date of this Prospectus, except with the prior written consent of the Representative.

    Upon closing of this offering, PREMIS has agreed to sell the Representative's Warrant to the Representative for nominal consideration, which will entitle the Representative to purchase 175,000 shares of Common Stock of PREMIS at a price per share equal to 120% of the Price to Public, commencing one year from the date of this Prospectus until four years after such date. The Representative's Warrant will also provide certain anti-dilution rights, registration rights and net issuance exercise rights to the Representative. Until the first anniversary of the date of this Prospectus, the Representative's Warrant may not be sold, transferred, assigned or hypothecated, except to officers or directors of the Representative.

    The offering price for the Common Stock will be determined by negotiations among PREMIS and the Representative, based largely upon the market price for the Common Stock at the time of the offering.

    The foregoing is a summary of the material provisions of the Underwriting Agreement and the Representative's Warrant. Copies of such documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

    The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during a "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other members of the selling group, if any, to continue to make a market in the Common Stock subject to the condition, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for PREMIS by Moss & Barnett, A Professional Association, Minneapolis, Minnesota 55402. Fredrikson & Byron, P.A., Minneapolis, Minnesota 55402 has acted as counsel to the Representative in connection with certain legal matters relating to this offering.

                                    EXPERTS

    The financial statements of PREMIS as of March 31, 1995 and 1996, and for each of the three years in the period ended March 31, 1996, and the financial statements of REF as of March 31, 1996, and for each of the two years in the period ended March 31, 1996, included in this Prospectus, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    PREMIS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system. This Web site can be accessed at http://www.sec.gov.

    PREMIS has filed with the Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Act") with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to PREMIS and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to such Registration Statement, or to such other document, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by PREMIS with the Commission (File No. 0-12196) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

    (1) Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996;
       and

    (2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

    All documents filed by PREMIS pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Copies of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon written or oral request without charge by persons to whom this Prospectus is delivered. Requests should be made to F. T. Biermeier, Chief Executive Officer, PREMIS Corporation, 15301 Highway 55 West, Plymouth, MN 55447, 612-550-1999.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
                               PREMIS CORPORATION

Report of Independent Accountants.........................................   F-2

Balance Sheet as of March 31, 1995 and 1996 (audited) and June 30, 1996
 (unaudited)..............................................................   F-3

Statement of Operations for the year ended March 31, 1994, 1995 and 1996
 (audited) and the three months ended June 30, 1995 and 1996
 (unaudited)..............................................................   F-4

Statement of Shareholders' Equity for the years ended March 31, 1994, 1995 and 1996 (audited) and the three months ended June 30, 1996
 (unaudited)..............................................................   F-5

Statement of Cash Flows for the years ended March 31, 1994, 1995 and 1996
 (audited) and the three months ended June 30, 1995 and 1996
 (unaudited)..............................................................   F-6

Notes to the Financial Statements.........................................   F-7

                         REF RETAIL SYSTEMS CORPORATION

Report of Independent Accountants.........................................  F-12

Consolidated Balance Sheet as of March 31, 1995 and 1996 (audited) and
 June 30, 1996 (unaudited)................................................  F-13

Consolidated Statement of Operations for the Years ended March 31, 1995 and 1996 (audited) and the three months ended June 30, 1995 and 1996
 (unaudited)..............................................................  F-14

Consolidated Statement of Shareholders' Equity for the years ended March
 31, 1995 and 1996 (audited) and the three months ended June 30, 1996
 (unaudited)..............................................................  F-15

Consolidated Statement of Cash Flows for the years ended March 31, 1995 and 1996 (audited) and the three months ended June 30, 1995 and 1996
 (unaudited)..............................................................  F-16

Notes to the Consolidated Financial Statements............................  F-17

                     PREMIS CORPORATION COMBINED PRO FORMA


Introduction to Pro Forma Financial Information...........................  F-22

Pro Forma Combined Balance Sheet as of June 30, 1996 (unaudited)..........  F-23

Pro Forma Combined Statement of Operations for the year ended March 31,
 1996 (unaudited).........................................................  F-24

Pro Forma Combined Statement of Operations for the three months ended June
 30, 1996 (unaudited).....................................................  F-25

Notes to Pro Forma Financial Statements...................................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of
PREMIS Corporation

    In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of PREMIS Corporation at March 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Minneapolis, Minnesota

May 10, 1996

                               PREMIS CORPORATION
                                 BALANCE SHEET
                                     ASSETS

                                                                MARCH 31,
                                                          ----------------------   JUNE 30,
                                                             1995        1996        1996
                                                          ----------  ----------  ----------
                                                                                  (UNAUDITED)
Current assets:
  Cash and cash equivalents.............................  $  426,959  $  968,083  $  368,366
  Trade accounts receivable, net of allowance for
   doubtful accounts of $35,000, $82,420 and $54,420,
   respectively.........................................     541,240   1,204,874   2,077,471
  Inventory.............................................     165,555     282,720     217,794
  Prepaid expenses......................................       1,200      11,537     130,636
  Deferred taxes........................................      50,000      33,000      33,000
                                                          ----------  ----------  ----------
    Total current assets................................   1,184,954   2,500,214   2,827,267
                                                          ----------  ----------  ----------

Property and equipment:
  Capitalized leased property...........................                             950,000
  Furniture and equipment...............................     197,135     225,437     225,437
  Leasehold improvements................................      12,229      31,773      31,773
  Less accumulated depreciation and amortization........    (160,613)   (173,685)   (179,460)
                                                          ----------  ----------  ----------
                                                              48,751      83,525   1,027,750
                                                          ----------  ----------  ----------
Software distribution rights, net of accumulated
 amortization of $77,994, $158,776 and $179,656,
 respectively...........................................     325,916     249,301     236,421
                                                          ----------  ----------  ----------
    Total assets........................................  $1,559,621  $2,833,040  $4,091,438
                                                          ----------  ----------  ----------
                                                          ----------  ----------  ----------

                            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable................................  $  177,339  $  137,964  $  361,853
  Other accrued liabilities.............................     145,028     228,524     172,069
  Accrued income taxes..................................                 510,000     131,211
  Unearned income.......................................     170,529     187,211     139,098
  Customer deposits.....................................      58,010      41,861      94,603
  Notes payable -- banks................................      23,513      17,746      13,579
  Note payable..........................................      77,108      85,182      64,676
  Current portion of capital lease obligation...........                             226,115
                                                          ----------  ----------  ----------
    Total current liabilities...........................     651,527   1,208,488   1,203,204
                                                          ----------  ----------  ----------

Long-term liabilities:
  Notes payable -- banks................................      38,526       9,721       9,721
  Note payable..........................................     187,558     102,376     102,376
  Capital lease obligation..............................                             723,885
                                                          ----------  ----------  ----------
    Total long-term liabilities.........................     226,084     112,097     835,982
                                                          ----------  ----------  ----------

Shareholders' equity:
  Common stock, 4,000,000 shares authorized, 2,590,694,
   2,609,444 and 2,701,527 shares issued and
   outstanding, $.01 par value..........................      25,906      26,094      27,015
  Additional paid-in capital............................     728,556     731,181     937,821
  Retained earnings.....................................     (72,452)    755,180   1,087,416
                                                          ----------  ----------  ----------
    Total shareholders' equity..........................     682,010   1,512,455   2,052,252
                                                          ----------  ----------  ----------
    Total liabilities and shareholders' equity..........  $1,559,621  $2,833,040  $4,091,438
                                                          ----------  ----------  ----------
                                                          ----------  ----------  ----------

              See accompanying notes to the financial statements.

                               PREMIS CORPORATION
                            STATEMENT OF OPERATIONS


                                                                                                     THREE MONTHS ENDED
                                                               YEAR ENDED MARCH 31,                       JUNE 30,
                                                     -----------------------------------------  ----------------------------
                                                        1994          1995           1996           1995           1996
                                                     -----------  -------------  -------------  -------------  -------------
                                                                                                        (UNAUDITED)
Revenue:
  System sales.....................................  $   666,364  $   2,425,882  $   4,923,132  $     982,449  $   1,570,791
  Supplies sales...................................       16,233         15,282         33,184          2,239         13,395
  Maintenance fees and other revenue...............      209,620        576,404        945,845        205,066        329,993
                                                     -----------  -------------  -------------  -------------  -------------
    Total revenue..................................      892,217      3,017,568      5,902,161      1,189,754      1,914,179
                                                     -----------  -------------  -------------  -------------  -------------

Cost of sales:
  Systems..........................................      166,062      1,079,191      2,510,219        550,444        817,788
  Supplies.........................................        9,143         11,035         28,852          3,711          8,481
  Support..........................................      173,000        324,652        497,251         87,505        141,470
                                                     -----------  -------------  -------------  -------------  -------------
    Total cost of sales............................      348,205      1,414,878      3,036,322        641,660        967,739
                                                     -----------  -------------  -------------  -------------  -------------
Gross profit.......................................      544,012      1,602,690      2,865,839        548,094        946,440
Selling, general, and administrative expenses......      294,581        732,324      1,204,065        219,185        302,574
Research and development expenses..................      147,500        368,161        303,000         82,466         94,650
                                                     -----------  -------------  -------------  -------------  -------------
Income from operations.............................      101,931        502,205      1,358,774        246,443        549,216
Interest expense, net..............................                      27,518          4,142          6,463          4,519
Other income (expense).............................       (3,000)
                                                     -----------  -------------  -------------  -------------  -------------
Income before cumulative effect of a charge on
 accounting principles and income taxes............       98,931
Cumulative effect of change in accounting
 principle.........................................       50,000
                                                     -----------  -------------  -------------  -------------  -------------
Income before income taxes.........................      148,931        474,687      1,354,632        239,980        544,697
Income tax expense.................................                                    527,000         95,992        212,461
                                                     -----------  -------------  -------------  -------------  -------------
Net income.........................................  $   148,931  $     474,687  $     827,632  $     143,988  $     332,236
                                                     -----------  -------------  -------------  -------------  -------------
                                                     -----------  -------------  -------------  -------------  -------------
Net income per share...............................  $      0.06  $        0.18  $        0.28  $        0.05  $        0.11
                                                     -----------  -------------  -------------  -------------  -------------
                                                     -----------  -------------  -------------  -------------  -------------
Weighted average number of common stock
 equivalents.......................................    2,590,694      2,590,694      2,925,581      2,912,661      2,979,683
                                                     -----------  -------------  -------------  -------------  -------------
                                                     -----------  -------------  -------------  -------------  -------------


              See accompanying notes to the financial statements.

                               PREMIS CORPORATION
                       STATEMENT OF SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED MARCH 31, 1996 AND 1995 AND FOR THE
                        THREE MONTHS ENDED JUNE 30, 1996

                                                                                           ACCUMULATED
                                                                             ADDITIONAL     DEFICIT/
                                                                               PAID-IN      RETAINED
                                                       SHARES      AMOUNT      CAPITAL      EARNINGS         TOTAL
                                                     -----------  ---------  -----------  -------------  -------------
Balance at March 31, 1993..........................    2,590,694  $  25,906  $   728,556  $    (696,070) $      58,392
Net income.........................................                                             148,931        148,931
                                                     -----------  ---------  -----------  -------------  -------------
Balance at March 31, 1994..........................    2,590,694     25,906      728,556       (547,139)       207,323
Net income.........................................                                             474,687        474,687
                                                     -----------  ---------  -----------  -------------  -------------
Balance at March 31, 1995..........................    2,590,694     25,906      728,556        (72,452)       682,010
Stock options exercised............................       18,750        188        2,625                         2,813
Net income.........................................                                             827,632        827,632
                                                     -----------  ---------  -----------  -------------  -------------
Balance at March 31, 1996..........................    2,609,444     26,094      731,181        755,180      1,512,455
Stock options exercised............................       92,083        921      206,640                       207,561
Net income.........................................                                             332,236        332,236
                                                     -----------  ---------  -----------  -------------  -------------
Balance at June 30, 1996 (unaudited)...............    2,701,527  $  27,015  $   937,821  $   1,087,416  $   2,052,252
                                                     -----------  ---------  -----------  -------------  -------------
                                                     -----------  ---------  -----------  -------------  -------------

              See accompanying notes to the financial statements.

                               PREMIS CORPORATION
                            STATEMENT OF CASH FLOWS

                                                                                                        THREE MONTHS ENDED
                                                                    YEAR ENDED MARCH 31,                     JUNE 30,
                                                           ---------------------------------------  --------------------------
                                                              1994          1995          1996          1995          1996
                                                           -----------  ------------  ------------  ------------  ------------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $   148,931  $    474,687  $    827,632  $    143,988  $    332,236
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
    Depreciation and amortization........................       16,099        91,080       101,983        24,748        26,655
    Changes in assets and liabilities:
      Trade accounts receivable..........................      (62,109)     (438,917)     (663,634)     (118,354)     (872,597)
      Inventory..........................................       (6,432)     (147,095)     (117,165)       49,704        64,926
      Prepaid expenses...................................        2,053        (1,200)      (10,337)      (19,449)     (119,099)
      Deferred taxes.....................................      (50,000)                     17,000        64,000        81,250
      Trade accounts payable.............................       (6,389)      156,546       (39,375)      (83,522)      223,889
      Accrued liabilities................................          569       124,721       596,434        (4,532)     (435,244)
      Unearned income....................................        6,165       139,786        16,682       (13,876)      (48,113)
      Customer deposits..................................       27,666        21,728       (16,149)       93,970        52,742
      Gain from disposal of fixed assets.................                     (1,716)
                                                           -----------  ------------  ------------  ------------  ------------
        Net cash provided by operating activities........       76,553       419,620       713,071       136,677      (693,355)
                                                           -----------  ------------  ------------  ------------  ------------

Cash flows from investing activities:
  Purchase of property and equipment.....................      (45,537)       (7,632)      (72,325)      (28,505)
  Sale of property and equipment.........................                      9,000        16,350
  Purchase of software distribution rights...............                   (139,242)       (4,167)                     (8,000)
                                                           -----------  ------------  ------------  ------------  ------------
        Net cash (used) by investing activities..........      (45,537)     (137,874)      (60,142)      (28,505)       (8,000)
                                                           -----------  ------------  ------------  ------------  ------------

Cash flows from financing activities:
  Exercising of common stock options.....................                                    2,813                     126,311
  Repayment of debt (net)................................       32,652        29,387      (111,680)      (18,028)      (24,673)
  Capital lease obligations..............................       (3,492)       (3,331)       (2,938)         (930)
                                                           -----------  ------------  ------------  ------------  ------------
        Net cash provided (used) by financing
         activities......................................       29,160        26,056      (111,805)      (18,958)      101,638
                                                           -----------  ------------  ------------  ------------  ------------
Net increase in cash.....................................       60,176       307,802       541,124        89,214      (599,717)
Cash and cash equivalents at beginning of year...........       58,981       119,157       426,959       426,959       968,083
                                                           -----------  ------------  ------------  ------------  ------------
Cash and cash equivalents at end of year.................  $   119,157  $    426,959  $    968,083  $    516,173  $    368,366
                                                           -----------  ------------  ------------  ------------  ------------
                                                           -----------  ------------  ------------  ------------  ------------

Non-cash transaction:
  Capital lease obligation...............................                                                         $    950,000

              See accompanying notes to the financial statements.

                               PREMIS CORPORATION
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION
    PREMIS Corporation (the "Company") is in the business of developing and selling turnkey computer software systems.

NOTE 2 -- ACCOUNTING POLICIES

    CASH EQUIVALENTS

    Marketable securities with original maturity of three months or less are included in cash equivalents.

    INVENTORY

    Inventory is stated at the lower of cost (first-in, first-out) or market. Inventory consists of computer equipment held for resale. No reserves have been provided as historical write-downs have been insignificant.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated for financial statement purposes on a straight-line basis over the estimated useful life of the assets of three to five years for furniture and equipment and the life of the lease for leased property and improvements. Depreciation expense for the years ended March 31, 1994, 1995 and 1996 was $16,099, $26,838 and $21,201,
respectively.

    SOFTWARE DISTRIBUTION RIGHTS

    The Company has acquired certain software marketing licenses and distribution rights. The costs are capitalized and amortized using the straight-line method over the term of the agreements which range from three to five years.

    RESEARCH AND DEVELOPMENT COSTS

    Expenditures for research and software development costs are expensed as incurred. Such costs are required to be expensed until the point technological feasibility and proven marketability of the product are established. Costs otherwise capitalizable after technological feasibility is achieved have also been expensed because they have been insignificant. No costs have been capitalized due to post-technological feasibility costs being immaterial to both total assets and pre-tax results.

    REVENUE RECOGNITION

    System sales include software and certain computer equipment. Revenue is recognized after completion of installation. Customers are provided with a warranty period which provides customer support for a period of three months. No reserve has been provided as warranty costs have been insignificant. After the warranty period, support is only provided if a maintenance contract is in place. Maintenance fees are deferred when billed and are recognized ratably over the contract period.

    NET INCOME PER SHARE OF COMMON STOCK

    Net earnings per share was computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents using the treasury method.

    INCOME TAXES

    The Company accounts for income taxes under the liability method of accounting. Deferred tax assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates.

                               PREMIS CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables for which current carrying amounts approximate fair market value. Additionally, interest rates on outstanding debt are at rates which approximate market rates for debt with similar terms and average maturities.


    CASH FLOW DISCLOSURE



    For the years ended March 31, 1995 and 1996, the Company made cash payments for interest of $30,095 and $27,960, respectively.


    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    In the opinion of management, PREMIS Corporation has made all adjustments consisting primarily of normal recurring accruals necesssary for a fair presentation of the financial condition of the Company as of June 30, 1996 and the results of operations and cash flows for the three month periods ended June 30, 1996 and 1995, as presented in the accompanying unaudited financial statements.

NOTE 3 -- LEASE COMMITMENTS
    The Company leases equipment and its facilities under various operating leases. Future minimum payments under noncancelable leases are as follows:

                               FISCAL YEAR ENDING
                                    MARCH 31,
- ---------------------------------------------------------------------------------
1997.............................................................................  $    94,080
1998.............................................................................       88,137
1999.............................................................................        7,116
                                                                                   -----------
                                                                                   $   189,333
                                                                                   -----------
                                                                                   -----------

    Rental expense under operating leases was $29,794, $47,787 and $114,803 for the years ended March 31, 1994, 1995 and 1996, respectively.

NOTE 4 -- EMPLOYEE STOCK OPTION PLAN
    The PREMIS Corporation 1994 Employee Stock Option Plan (the "Plan") was adopted to provide incentives to selected eligible officers and key employees of the Company. Under the Plan, which supersedes the 1984 plan, the Board of Directors is authorized to issue qualified options for up to 500,000 shares of common stock. In addition, the Board of Directors has reserved 600,000 shares of common stock for non-qualified stock options. The Company accounts for stock options and other equity instruments in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Effective in fiscal 1996, the Company should account for stock options in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting of Stock Based Compensation." SFAS No. 123 establishes accounting standards for organizations that have stock based employee compensation plans. Generally, the statement defines a fair value based method of accounting for these plans which requires the measurement of compensation costs at the grant date be recognized over the service period, which is usually the vesting period. The Company will continue to

                               PREMIS CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- EMPLOYEE STOCK OPTION PLAN (CONTINUED) value its options under APB Opinion No. 25 and will comply with the disclosure requirements of SFAS No. 123. The Company determines option prices at the time any option is granted and the price shall not be less than the fair market value of the stock at the date of grant.

    Activity under the Company's stock option plans is presented below:

                                       EMPLOYEE STOCK OPTIONS       NON-QUALIFIED OPTIONS
                                     ---------------------------  --------------------------
                                       PRICE RANGE                  PRICE RANGE
                                        PER SHARE      OPTIONS       PER SHARE      OPTIONS
                                     ---------------  ----------  ---------------  ---------
Balance at March 31, 1993..........       $.05           100,000

Granted............................       $.15           110,000
                                                      ----------
Balance at March 31, 1994..........     $.05-$.15        210,000                      --

Granted............................       $.15           290,000       $.17          300,000
Cancelled..........................     $.05-$.15       (210,000)
                                                      ----------                   ---------
Balance at March 31, 1995..........       $.15           290,000       $.17          300,000

Granted............................      $1.125           55,000    $1.50-$1.75      255,000
Exercised..........................       $0.15          (18,750)
Cancelled..........................   $0.15-$1.125      (169,500)
                                                      ----------                   ---------
Balance at March 31, 1996..........    $.15-$1.125       156,750    $.17-$1.75       555,000
                                                      ----------                   ---------
                                                      ----------                   ---------
Options exercisable at March 31,
 1996..............................                       27,500                     300,000
                                                      ----------                   ---------
                                                      ----------                   ---------

    The outstanding non-qualified options for 300,000 shares are held by an officer-shareholder. All outstanding options expire five years from the date of grant.

NOTE 5 -- NOTES PAYABLE
    The Company's notes payable to banks at March 31, 1996 are secured by automobiles, computer equipment and accounts receivable and consist of the following:

                                                                          1995        1996
                                                                       ----------  ----------
Note payable - bank, monthly payments of $439 through May, 1996,
 interest at 6.9%....................................................  $   16,403
Note payable - bank, monthly payments of $299 through December, 1995,
 interest at 9%......................................................       2,580
Note payable - bank, monthly payments of $1,388 through October 20,
 1997, variable interest at 10.25%...................................      43,056  $   27,467
                                                                       ----------  ----------
                                                                           62,039      27,467
Less current portion.................................................     (23,513)    (17,746)
                                                                       ----------  ----------
                                                                       $   38,526  $    9,721
                                                                       ----------  ----------
                                                                       ----------  ----------

                               PREMIS CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- NOTES PAYABLE (CONTINUED)
    The Company also has a note payable at March 31, 1995 and 1996 (see Note 7) for the purchase of a software license and distribution rights as follows:

                                                                         1995         1996
                                                                      -----------  -----------
Note payable, monthly payments of $8,342 through April, 1999........  $   264,666  $   187,558
Less current portion................................................      (77,108)     (85,182)
                                                                      -----------  -----------
                                                                      $   187,558  $   102,376
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE 6 -- INCOME TAXES
    Income tax expense is comprised of the following at March 31, 1996:

Current income taxes:
  Federal........................................................  $ 400,000
  State..........................................................    110,000
                                                                   ---------
    Total current income taxes...................................    510,000
Deferred income taxes............................................     17,000
                                                                   ---------
Income tax expense...............................................  $ 527,000
                                                                   ---------
                                                                   ---------

    At April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The effect of this change in accounting principle as of April 1, 1993 was the recognition of a deferred tax asset of $50,000. This amount is net of a valuation allowance as recorded in accordance with SFAS 109.

    A reconciliation of the expected federal statutory rate for the years ended March 31, 1994, 1995 and 1996 is as follows:

                                                           1994         1995         1996
                                                        ----------  ------------  -----------
Expected tax provision at statutory rate..............  $   33,600  $    161,400  $   462,000
State income tax provision, net of federal tax
 effect...............................................       5,900        28,480       81,000
Reduction of valuation allowance......................     (26,000)     (112,000)
Effect of graduated income tax rates..................      (9,900)      (59,000)
Other.................................................      (3,600)      (18,880)     (16,000)
                                                        ----------  ------------  -----------
    Total.............................................  $        0  $          0  $   527,000
                                                        ----------  ------------  -----------
                                                        ----------  ------------  -----------

    No tax provision was recorded in the fiscal years ended March 31, 1994 and 1995 due to the utilization of net operating loss (NOL) carryforwards. The deferred tax provisions of approximately $26,000 and $112,000 for the years ended March 31, 1994 and 1995 are negated by reductions in the valuation allowances as previously established in accordance with SFAS 109.

                               PREMIS CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- INCOME TAXES (CONTINUED)
    Deferred tax assets (liabilities) are comprised of the following at March
31:

                                                               1994        1995       1996
                                                           ------------  ---------  ---------
Allowance for doubtful accounts..........................  $      4,500  $  14,000  $  33,000
Net operating loss carryforwards.........................       154,500     24,000
Business credit carryforwards............................        12,000     12,000
Valuation allowance......................................      (124,000)
Other....................................................         3,000
                                                           ------------  ---------  ---------
    Net deferred tax asset...............................  $     50,000  $  50,000  $  33,000
                                                           ------------  ---------  ---------
                                                           ------------  ---------  ---------

NOTE 7 -- PURCHASE OF SOFTWARE LICENSE AND DISTRIBUTION RIGHTS
    During fiscal year 1995, PREMIS purchased a software license and distribution rights for a period of 5 years for $403,910 ($75,000, plus 48 fixed monthly royalty payments). In addition to the purchase price, the Company must make contingent royalty payments based on a percentage of the net cash receipts from related sales. The Company capitalized the purchase price as software distribution rights and is amortizing the amount over the term of the agreement. Amortization of $77,994 and $80,782 is included in cost of sales for the years ended March 31, 1995 and 1996, respectively.

NOTE 8 -- EMPLOYEE BENEFITS
    During fiscal year 1995, the Company established a retirement savings plan which qualifies under the Internal Revenue Code Section 401(k). All employees with at least 90 days of employment are eligible to participate in the Plan. The Company's contributions to the Plan are based on 15% of employee contributions which are subject to salary limitations. Company contributions to the Plan were approximately $5,000 during 1996. In fiscal 1996, the Company also paid a one time discretionary profit sharing bonus of $16,000.

NOTE 9 -- SIGNIFICANT CUSTOMERS
    Sales to one customer represented 39% and 64% of total revenues during 1995 and 1996, respectively. Additionally, this customer represented 55% and 61% of trade accounts receivable at March 31, 1995 and 1996, respectively.

NOTE 10 -- SUBSEQUENT EVENT (UNAUDITED)
    On June 30, 1996, the Company signed a lease agreement to be effective September 1, 1996 which was recorded as a capital lease. The Company's executive offices and operations will occupy this facility, which is owned by a limited liability partnership controlled by two officers and directors of the Company. The lease has an initial ten year term with monthly base rent of $13,477 and two successive two year options for renewals. PREMIS has guaranteed the mortgage loan obligation of the limited liability partnership with respect to this property in the principal amount of $945,000. This loan carries interest at 2.75% over the rate on five year treasury notes.

    PREMIS has entered into a Stock Purchase Agreement dated July 9, 1996 with the shareholders of REF Retail Systems Corporation ("REF") for purchase of all of the issued and outstanding equity securities of REF for $6.5 million payable in cash upon closing.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of
REF Retail Systems Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of REF Retail Systems Corporation and its subsidiary at March 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Minneapolis, Minnesota
August 7, 1996

                         REF RETAIL SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                     ASSETS

                                                                         MARCH 31,
                                                                  ------------------------   JUNE 30,
                                                                     1995         1996         1996
                                                                  -----------  -----------  -----------
                                                                                            (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................  $   523,399  $   197,327  $   107,101
  Trade accounts receivable, less allowance for doubtful
   accounts of $63,306 and $16,420, respectively................      301,444      596,279      587,123
  Inventory.....................................................                    96,852       78,118
  Prepaid expenses..............................................       52,721       22,499       23,589
  Cost and estimated earnings in excess of billings.............      747,140      423,915      529,703
  Other current assets..........................................        3,392       58,695       56,890
                                                                  -----------  -----------  -----------
    Total current assets........................................    1,628,096    1,395,567    1,382,524
                                                                  -----------  -----------  -----------
Property and equipment:
  Furniture and equipment.......................................      467,622      787,424      817,359
  Leasehold improvements........................................        5,521
  Less accumulated depreciation and amortization................     (270,309)    (416,264)    (445,742)
                                                                  -----------  -----------  -----------
                                                                      202,834      371,160      371,617
                                                                  -----------  -----------  -----------
Capitalized software development................................                   473,038      602,393
                                                                  -----------  -----------  -----------
    Total assets................................................  $ 1,830,930  $ 2,239,765  $ 2,356,534
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable........................................  $    20,422  $    37,129  $    54,002
  Other accrued liabilities.....................................      107,442      128,507       82,050
  Accrued income taxes..........................................      137,507       67,083      159,473
  Unearned income...............................................       90,745       77,800      104,066
  Customer deposits.............................................       65,680       82,008       12,016
  Notes payable -- banks........................................                    25,718
  Notes payable.................................................                    41,064
  Note payable -- shareholder...................................       28,305           63           62
  Deferred rent.................................................                    24,976       49,791
                                                                  -----------  -----------  -----------
    Total current liabilities...................................      450,101      484,348      461,460
                                                                  -----------  -----------  -----------
Long-term liabilities:
  Deferred income taxes.........................................       19,295      120,650       59,927
  Notes payable -- banks........................................                    98,823      137,274
  Notes payable.................................................                   112,783      143,533
                                                                  -----------  -----------  -----------
    Total long-term liabilities.................................       19,295      332,256      340,734
                                                                  -----------  -----------  -----------
Shareholders' equity:
  Preferred Class A stock: no par value; unlimited shares
   authorized; 20,000 shares outstanding at March 31, 1995......      162,417
  Class B Special stock: no par value; unlimited shares
   authorized; 925,000 shares outstanding at both dates.........       36,379       35,700       35,700
  Common stock: no par value; unlimited shares authorized; 2,000
   shares outstanding at both dates.............................            1            1            1
  Retained earnings.............................................    1,168,884    1,335,524    1,471,516
  Cumulative translation adjustment.............................       (6,147)      51,936       47,123
                                                                  -----------  -----------  -----------
    Total shareholders' equity..................................    1,361,534    1,423,161    1,554,340
                                                                  -----------  -----------  -----------
    Total liabilities and shareholders' equity..................  $ 1,830,930  $ 2,239,765  $ 2,356,534
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

        See accompanying notes to the consolidated financial statements.

                         REF RETAIL SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                              THREE MONTHS
                                                             YEAR ENDED MARCH 31,            ENDED JUNE 30,
                                                         ----------------------------  ---------------------------
                                                             1995           1996           1995          1996
                                                         -------------  -------------  ------------  -------------
                                                                                               (UNAUDITED)
Revenue:
  System sales.........................................  $   2,676,945  $   2,725,256  $    384,604  $     967,473
  Maintenance fees and other service revenue...........        410,155        471,260       107,648         80,528
                                                         -------------  -------------  ------------  -------------
    Total revenue......................................      3,087,100      3,196,516       492,252      1,048,001
                                                         -------------  -------------  ------------  -------------
Cost of sales..........................................      1,140,348      1,434,018       313,613        482,397
                                                         -------------  -------------  ------------  -------------
Gross profit...........................................      1,946,752      1,762,498       178,639        565,604
Selling, general, and administrative expenses..........      1,199,555      1,726,537       312,514        440,093
                                                         -------------  -------------  ------------  -------------
Income (loss) from operations..........................        747,197         35,961      (133,875)       125,511
Interest expense.......................................         (3,026)        (5,475)         (175)        (4,209)
Other income...........................................         45,500        148,000       --            --
                                                         -------------  -------------  ------------  -------------
Income (loss) before income taxes......................        789,671        178,486      (134,050)       121,302
Income tax expense (benefit)...........................        246,470         (7,975)      (46,903)       (14,690)
                                                         -------------  -------------  ------------  -------------
Net income (loss)......................................  $     543,201  $     186,461  $    (87,147) $     135,992
                                                         -------------  -------------  ------------  -------------
                                                         -------------  -------------  ------------  -------------


        See accompanying notes to the consolidated financial statements.

                         REF RETAIL SYSTEMS CORPORATION
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                   CLASS A PREFERRED      CLASS B SPECIAL               COMMON            CUMULATIVE
                                  --------------------  --------------------  --------------------------  TRANSLATION   RETAINED
                                   SHARES     AMOUNT     SHARES     AMOUNT      SHARES        AMOUNT      ADJUSTMENT    EARNINGS
                                  ---------  ---------  ---------  ---------  -----------  -------------  -----------  ----------
Balance at March 31, 1994.......     40,000  $ 324,834    925,000  $  36,379       2,000     $       1     $ (12,029)  $  645,936
  Net income....................                                                                                          543,201
  Preferred dividends...........                                                                                          (20,253)
  Effect of currency translation
   adjustment...................                                                                             (10,282)
  Redeem preferred shares.......    (20,000)  (162,417)                                                       16,164
                                                                                                    --
                                  ---------  ---------  ---------  ---------       -----                  -----------  ----------
Balance at March 31, 1995.......     20,000    162,417    925,000     36,379       2,000             1        (6,147)   1,168,884
  Net income....................                                                                                          186,461
  Dividends on preferred
   stock........................                                                                                          (10,324)
  Redeem Class B special
   shares.......................                          (18,500)      (679)                                              (9,497)
  Redeem Class A preferred
   shares.......................    (20,000)  (162,417)                                                       15,746
  Currency translation
   adjustment...................                                                                              42,337
                                                                                                    --
                                  ---------  ---------  ---------  ---------       -----                  -----------  ----------
Balance at March 31, 1996.......          0          0    906,500     35,700       2,000             1        51,936    1,335,524
  Net income (unaudited)........                                                                                          135,992
  Currency translation
   adjustment (unaudited).......                                                                              (4,813)
                                                                                                    --
                                  ---------  ---------  ---------  ---------       -----                  -----------  ----------
Balance at June 30, 1996
 (unaudited)....................          0  $       0    906,500  $  35,700       2,000     $       1     $  47,123   $1,471,516
                                                                                                    --
                                                                                                    --
                                  ---------  ---------  ---------  ---------       -----                  -----------  ----------
                                  ---------  ---------  ---------  ---------       -----                  -----------  ----------


                                    TOTAL
                                  ----------
Balance at March 31, 1994.......  $  995,121
  Net income....................     543,201
  Preferred dividends...........     (20,253)
  Effect of currency translation
   adjustment...................     (10,282)
  Redeem preferred shares.......    (146,253)

                                  ----------
Balance at March 31, 1995.......   1,361,534
  Net income....................     186,461
  Dividends on preferred
   stock........................     (10,324)
  Redeem Class B special
   shares.......................     (10,176)
  Redeem Class A preferred
   shares.......................    (146,671)
  Currency translation
   adjustment...................      42,337

                                  ----------
Balance at March 31, 1996.......   1,423,161
  Net income (unaudited)........     135,992
  Currency translation
   adjustment (unaudited).......      (4,813)

                                  ----------
Balance at June 30, 1996
 (unaudited)....................  $1,554,340

                                  ----------
                                  ----------

        See accompanying notes to the consolidated financial statements.

                         REF RETAIL SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                  THREE MONTHS ENDED
                                                                     YEAR ENDED MARCH 31,              JUNE 30,
                                                                  --------------------------  --------------------------
                                                                      1995          1996          1995          1996
                                                                  ------------  ------------  ------------  ------------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................................  $    543,201  $    186,461  $    (87,147) $    135,992
  Adjustments to reconcile net income to net cash provided
   (used) by operating activities:
    Depreciation and amortization...............................        62,757       141,697        22,083        57,822
    Changes in assets and liabilities:
      Trade accounts receivable.................................        14,771      (245,371)       (9,553)        7,244
      Inventory.................................................                     (95,448)       (2,788)       18,452
      Prepaid expenses..........................................        21,620         8,554      (187,430)          451
      Costs and earnings in excess of billings..................      (751,247)      340,205       754,391      (107,329)
      Income tax receivable.....................................       144,091        50,262
      Deferred taxes............................................       (13,078)       89,176                     (60,432)
      Trade accounts payable....................................         4,847        15,873          (881)       17,021
      Accrued liabilities.......................................       121,165      (102,095)      (42,250)       46,637
      Unearned income...........................................        31,792       (15,389)       10,666        26,560
      Customer deposits.........................................        57,490        14,186       (43,923)      (69,840)
      Deferred rent.............................................                      24,614                      24,936
                                                                  ------------  ------------  ------------  ------------
        Net cash provided by operating activities...............       237,409       412,725       413,168        97,514
                                                                  ------------  ------------  ------------  ------------

Cash flows from investing activities:
  Purchase of property and equipment............................      (118,094)     (272,860)      (41,740)      (38,300)
  Capitalized software development..............................                    (351,636)                   (152,270)
  Investment in subsidiary......................................                    (205,176)
                                                                  ------------  ------------  ------------  ------------
        Net cash (used) by investing activities.................      (118,094)     (829,672)      (41,740)     (190,570)
                                                                  ------------  ------------  ------------  ------------

Cash flows from financing activities:
  Payment of dividend...........................................       (20,253)      (10,324)      (10,102)
  Repayment of note payable to shareholder......................       (22,865)      (28,715)      (28,580)
  Repayment of notes payable....................................                     274,351                       3,323
  Redemption of Common Shares...................................                     (10,178)
  Redemption of preference shares...............................      (146,253)     (146,671)     (144,316)
                                                                  ------------  ------------  ------------  ------------
        Net cash provided (used) by financing activities........      (189,371)       78,463      (182,998)        3,323
                                                                  ------------  ------------  ------------  ------------

Effect of exchange rate changes on cash.........................        (3,487)       12,412        12,105          (493)
                                                                  ------------  ------------  ------------  ------------

Net increase in cash and cash equivalents.......................       (73,543)     (326,072)      200,535       (90,226)
Cash and cash equivalents at beginning of period................       596,942       523,399       523,399       197,327
                                                                  ------------  ------------  ------------  ------------
Cash and cash equivalents at end of period......................  $    523,399  $    197,327  $    723,934  $    107,101
                                                                  ------------  ------------  ------------  ------------
                                                                  ------------  ------------  ------------  ------------

        See accompanying notes to the consolidated financial statements.

                         REF RETAIL SYSTEMS CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION
    REF Retail Systems Corporation (the "Company") is a Canadian business that develops and markets point-of-sale application software to the retail distribution marketplace. In August, 1995, the Company acquired 100% of the outstanding common shares of Softworks Group, Inc. ("Softworks"). The operations of Softworks have been incorporated into the Company on the date of acquisition.

NOTE 2 -- ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash and investments in Canadian treasuries with an original maturity of three months or less. Investments are valued at cost, which approximates market.

    BASIS OF PRESENTATION

    The consolidated financial statements are presented in U.S. dollars and are presented in accordance with accounting principles generally accepted in the United States.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts are eliminated in consolidation.

    INVENTORY


    Inventory is stated at the lower of cost (first-in, first-out) or market. Inventory consists primarily of software licenses held for resale. No reserves have been provided, since historical writedowns have been insignificant.


    PROPERTY AND EQUIPMENT


    Property and equipment are stated at cost and depreciated for financial statement purposes on a declining-balance basis over the estimated useful lives of the assets, which is three to five years for furniture and equipment.


    RESEARCH AND DEVELOPMENT COSTS

    Costs incurred to establish the technological feasibility of computer software to be marketed are expensed as research and development costs in the period incurred. Costs incurred subsequent to the establishment of technological feasibility and before the software is released to the general public are capitalized as software development costs. Such costs are amortized to cost of revenues at the greater of straight-line amortization over three years or the proportion of the current period's product revenues to total expected product revenues. Recording of amortization of software development cost began in May, 1996 when certain modules of the software were released to the general public.

    REVENUE RECOGNITION

    Revenues derived from system installation contracts are recognized over the period the Company satisfies its obligations using the percentage-of-completion method. Progress on the contracts is measured by the percentage of cost incurred to date to the total estimated cost for each contract. Management considers cost to be the best available measure of progress on these contracts. Changes in conditions and estimated earnings may result in revisions of estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts which require the revision become known. In the normal course of business, the Company may also be subject to a risk of loss by incurring costs to complete a contract in excess of the fixed bid price.


    Customers are provided with a warranty which provides customer support for a 90-day period. No reserve has been provided, since warranty costs have been insignificant. After the 90-day warranty period, support is provided only if a maintenance contract is in place. Revenues derived from system maintenance contracts are deferred and recognized ratably over the contract period.

                         REF RETAIL SYSTEMS CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The Company accounts for income taxes under the liability method of accounting. Deferred tax assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables for which current carrying amounts approximate fair market value. Additionally, interest rates on outstanding debt are at rates which approximate market rates for debt with similar terms and average maturities.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    CASH FLOW DISCLOSURE

    For the years ended March 31, 1995 and 1996, the Company made cash payments for interest of $3,026 and $5,475, respectively.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    In the opinion of management, REF Retail Systems Corporation has made all adjustments consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of June 30, 1996 and the results of operations and cash flows for the three month periods ended June 30, 1996 and 1995, as presented in the accompanying unaudited financial statements.

NOTE 3 -- COSTS, ESTIMATED EARNINGS AND BILLINGS ON UNCOMPLETED CONTRACTS IN PROGRESS
    Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:


                                                                           MARCH 31,
                                                                  ----------------------------
                                                                      1995           1996
                                                                  -------------  -------------
Costs incurred on uncompleted contracts.........................  $     400,426  $     762,849
Estimated earnings..............................................        926,240        549,819
                                                                  -------------  -------------
                                                                      1,326,666      1,312,668
Billings to date................................................        579,526        888,753
                                                                  -------------  -------------
Costs and estimated earnings in excess of billings..............  $     747,140  $     423,915
                                                                  -------------  -------------
                                                                  -------------  -------------


    This amount is included in current assets as all contracts in progress are expected to be completed within one year.


    Billings in excess of costs and estimated earnings of $65,080 and $82,008 are reported as customer deposits at March 31, 1995 and 1996, respectively.

                         REF RETAIL SYSTEMS CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- BUSINESS COMBINATIONS
    In August, 1995, the Company acquired all of the outstanding shares of Softworks for $207,539 (CDN$283,000) in a transaction accounted for as a purchase. For financial statement purposes, the assets acquired and liabilities assumed were recorded at their respective fair market values as follows:

Tangible assets acquired.........................................  $ 148,890
Software development costs.......................................    115,862
Total liabilities assumed........................................    (57,213)
                                                                   ---------
  Purchase price.................................................  $ 207,539
                                                                   ---------
                                                                   ---------

    The software development costs relate to specific products which were determined to be technologically feasible at the date of acquisition and will be amortized in accordance with the polices disclosed in Note 2.

NOTE 5 -- LEASE COMMITMENTS
    The Company leases equipment and its facilities under various operating leases. Future minimum payments under noncancelable leases are as follows:

                              FISCAL YEAR ENDING
                                   MARCH 31,
- -------------------------------------------------------------------------------
1997...........................................................................  $      78,863
1998...........................................................................        147,582
1999...........................................................................        173,229
2000...........................................................................        147,186
2001...........................................................................        149,946
Thereafter.....................................................................        806,782
                                                                                 -------------
                                                                                 $   1,503,588
                                                                                 -------------
                                                                                 -------------

    Rental expense under operating leases was $84,090 and $139,235 for the years ended March 31, 1995 and 1996, respectively.

NOTE 6 -- NOTES PAYABLE
    The Company's notes payable to banks at March 31, 1996 are Small Business Development Loans, are secured by assets of the Company and consist of the following:


Note payable -- bank, monthly payments $1,759 through December,
 2000, interest at 2% above prime (8.75% at March 31, 1996)......  $  54,273
Note payable -- bank, monthly payments $2,201 through February,
 2001, interest at 2% above prime (8.75% at March 31, 1996)......     70,268
                                                                   ---------
                                                                     124,541
Less current portion.............................................     25,718
                                                                   ---------
                                                                   $  98,823
                                                                   ---------
                                                                   ---------

                         REF RETAIL SYSTEMS CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- NOTES PAYABLE (CONTINUED)
    The Company has notes payable at March 31, 1996 for the purchase of a software license and distribution rights and the purchase of inventory as follows:

Note payable related to acquisition of Softworks, monthly
 payments of $1,533 through August, 2000, secured by assets of the Company, interest at 7%.....................................  $  81,231
Inventory note payable, monthly payments of $2,384 through
 February, 1999, interest at 9.7%p...............................     72,616
                                                                   ---------
                                                                     153,847
Less current portion.............................................     41,064
                                                                   ---------
                                                                   $ 112,783
                                                                   ---------
                                                                   ---------

    The Company also has an interest bearing note payable to an officer with a balance of $28,305 and $63 at March 31, 1995 and 1996, respectively. The note carries an interest rate of 7.42% and is payable in monthly installments of $1,471.

NOTE 7 -- INCOME TAXES
    Income tax expense is comprised of the following at March 31:

                                                                        1995          1996
                                                                     -----------  ------------
Current income taxes:
  Federal..........................................................  $   160,740  $   (100,914)
  Provincial.......................................................      105,200        (8,416)
                                                                     -----------  ------------
    Total current income taxes.....................................      265,940      (109,330)
Deferred income taxes expense (benefit)............................      (19,470)      101,355
                                                                     -----------  ------------
Income taxes expense (benefit).....................................  $   246,470  $     (7,975)
                                                                     -----------  ------------
                                                                     -----------  ------------

    A reconciliation of the expected Canadian federal income taxes for the years ended March 31, 1995 and 1996 is as follows:

                                                                          1995         1996
                                                                       -----------  ----------
Expected tax provision at 29%........................................  $   229,000  $   53,349
Provincial income tax provision, net of federal tax effect...........      114,500      25,880
Small business tax rate benefit......................................      (71,000)    (16,000)
Net benefit from research and development credits....................      (28,800)    (68,000)
Other................................................................        2,770      (3,204)
                                                                       -----------  ----------
  Total income taxes expense (benefit)...............................  $   246,470  $   (7,975)
                                                                       -----------  ----------
                                                                       -----------  ----------

    Deferred tax (assets) liabilities are comprised of the following at March
31:

                                                                         1995        1996
                                                                       ---------  -----------
Capitalized software development.....................................             $    90,400
Research and development credit......................................  $  15,205       34,552
Deferred revenue.....................................................                  (8,772)
Depreciation.........................................................      4,090        4,470
                                                                       ---------  -----------
  Net deferred income tax liabilities................................  $  19,295  $   120,650
                                                                       ---------  -----------
                                                                       ---------  -----------

                         REF RETAIL SYSTEMS CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- EMPLOYEE BENEFITS
    During fiscal year 1996, the Company established a defined contribution employee retirement plan. All employees with at least one year of employment are eligible to participate. The Company's contributions to the plan range from 1% to 2% of the employee's compensation depending upon length of service. The Company's contribution for the year ended March 31, 1996 was $15,504.

NOTE 9 -- SIGNIFICANT CUSTOMERS
    Sales to one customer represented 42% and 40% of total revenues during 1995 and 1996, respectively. This customer represented 14% of trade accounts receivable at March 31, 1996. In addition, two different customers represented 10% and 13% of 1995 revenues and two separate customers represented 10% and 11% of 1996 revenues.

NOTE 10 -- OTHER INCOME
    Other income in 1996 represents proceeds from the settlement of a law suit brought against former employees.

                               PREMIS CORPORATION
                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


    The following unaudited pro forma financial statements give effect to the acquisition by PREMIS Corporation (PREMIS) of REF Retail Systems Corporation
(REF) in a transaction to be accounted for as a purchase. The unaudited pro forma balance sheet is based on the individual balance sheets of PREMIS and REF appearing elsewhere in this Prospectus and has been prepared to reflect the acquisition by PREMIS of REF as of June 30, 1996. The unaudited pro forma statement of income is based on the individual statements of income of PREMIS and REF appearing elsewhere in this Prospectus, and combines the results of operations of PREMIS and REF for the year ended March 31, 1996 and for the three months ended June 30, 1996 as if the acquisition occurred on April 1, 1995. These unaudited pro forma financial statements should be read in connection with the historical financial statements and notes thereto of PREMIS and REF included elsewhere in this Prospectus. The accompanying unaudited pro forma financial statements do not necessarily reflect the financial position or results of operations of the Company had the Company acquired REF as of June 30, 1996 (for purposes of the Pro Forma Combined Balance Sheet) or as of April 1, 1995 (for purposes of the Pro Forma Combined Statements of Operations for the year ended March 31, 1996 or for the three months ended June 30, 1996).

                               PREMIS CORPORATION
                        PRO FORMA COMBINED BALANCE SHEET
                            YEAR ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                       PREMIS       REF       PRO FORMA       PRO FORMA
                                       ACTUAL      ACTUAL    ADJUSTMENTS       COMBINED
                                     ----------  ----------  -----------     ------------
ASSETS:
Cash and cash equivalents..........  $  368,366  $  107,101  $ 1,351,200(e)  $  1,826,667
Trade accounts receivable..........   2,077,471     587,123                     2,664,594
Inventory..........................     217,794      78,118                       295,912
Prepaid expenses and other current
 assets............................     163,636      80,479                       244,115
Costs and estimated earnings in
 excess of billings................                 529,703                       529,703
                                     ----------  ----------                  ------------
  Total current assets.............   2,827,267   1,382,524                     5,560,991

Property and equipment, net........   1,027,750     371,617                     1,399,367
Goodwill...........................                            4,945,660(b)     4,945,660
Capitalized software development...     236,421     602,393                       838,814
                                     ----------  ----------                  ------------
  Total assets.....................  $4,091,438  $2,356,534                  $ 12,744,832
                                     ----------  ----------                  ------------
                                     ----------  ----------                  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Trade accounts payable.............  $  361,853  $   54,002                  $    415,855
Other accrued liabilities..........     172,069      82,050                       254,119
Accrued income taxes...............     131,211     159,473                       290,684
Unearned income....................     139,098     104,066                       243,164
Customer deposits..................      94,603      12,016                       106,619
Notes payable......................      78,255          62                        78,317
Deferred rent......................                  49,791                        49,791
Current portion of capital lease
 obligation........................     226,115                                   226,115
                                     ----------  ----------                  ------------
  Total current liabilities........   1,203,204     461,460                     1,664,664

Deferred income taxes..............                  59,927                        59,927
Notes payable......................     112,097     280,807                       392,904
Capital lease obligations..........     723,885                                   723,885
                                     ----------  ----------                  ------------
  Total long-term liabilities......     835,982     340,734                     1,176,716

Class B Special stock..............                  35,700      (35,700)(c)
Common stock.......................      27,015           1           (1)(c)       44,515
                                                                  17,500(e)
Additional paid-in capital.........     937,821                7,833,700(e)     8,771,521
Retained earnings..................   1,087,416   1,471,516   (1,471,516)(c)    1,087,416
Cumulative translation
 adjustment........................                  47,123      (47,123)(c)            0
                                     ----------  ----------                  ------------
                                      2,052,252   1,554,340                     9,903,452
                                     ----------  ----------                  ------------
Total liabilities and shareholders'
 equity............................  $4,091,438  $2,356,534                  $ 12,744,832
                                     ----------  ----------                  ------------
                                     ----------  ----------                  ------------

                               PREMIS CORPORATION
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 1996
                                  (UNAUDITED)


                                       PREMIS    REF RETAIL   PRO FORMA        PRO FORMA
                                       ACTUAL      ACTUAL    ADJUSTMENTS       COMBINED
                                     ----------  ----------  -----------      -----------
STATEMENT OF OPERATIONS DATA:
Revenue
  Systems sales....................  $4,923,132  $2,725,256                   $ 7,648,388
  Maintenance fees, supplies and
   other income....................     979,029     471,260                     1,450,289
                                     ----------  ----------                   -----------
    Total Revenue..................   5,902,161   3,196,516                     9,098,677
Cost of sales......................   3,036,322   1,434,018                     4,470,340
                                     ----------  ----------                   -----------
Gross profit.......................   2,865,839   1,762,498                     4,628,337
Selling, general and
 administrative....................   1,204,065   1,726,537   $ (131,694)(a)    3,293,474
                                                                 494,566(b)
Research and development...........     303,000           0                       303,000
                                     ----------  ----------  -----------      -----------
  Income from operations...........   1,358,774      35,961     (362,872)       1,031,863
Interest expense...................      (4,142)     (5,475)                       (9,617)
Other income.......................                 148,000                       148,000
                                     ----------  ----------                   -----------
  Income before income taxes.......   1,354,632     178,486                     1,170,246
Income tax expense (benefit).......     527,000      (7,975)      46,093(a)       565,118
                                     ----------  ----------                   -----------
Net income.........................     827,632     186,461                       605,128
                                     ----------  ----------                   -----------
                                     ----------  ----------                   -----------

Net income per share...............  $     0.28                               $      0.14
                                     ----------                               -----------
                                     ----------                               -----------
Weighted average common and common
 equivalent shares outstanding.....   2,925,581                1,448,823(d)     4,374,404
                                     ----------                               -----------
                                     ----------                               -----------

                               PREMIS CORPORATION
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)


                                  PREMIS    REF RETAIL   PRO FORMA        PRO FORMA
                                  ACTUAL      ACTUAL    ADJUSTMENTS       COMBINED
                                ----------  ----------  -----------      -----------
STATEMENT OF OPERATIONS DATA:
Revenue
  Systems sales...............  $1,570,791  $  967,473                   $ 2,538,264
  Maintenance fees, supplies
   and other income...........     343,388      80,528                       423,916
                                ----------  ----------                   -----------
Total revenue.................   1,914,179   1,048,001                     2,962,180
Cost of sales.................     967,739     482,397                     1,450,136
                                ----------  ----------                   -----------
Gross profit..................     946,440     565,604                     1,512,044
Selling, general and
 administrative...............     302,574     440,093      (28,919)(a)      837,390
                                                            123,642(b)
Research and development......      94,650           0                        94,650
                                ----------  ----------  -----------      -----------
  Income from operations......     549,216     125,511      (94,723)         580,004
Interest expense..............      (4,519)     (4,209)                       (8,728)
                                ----------  ----------                   -----------
  Income before income
   taxes......................     544,697     121,302                       571,276
Income tax expense
 (benefit)....................     212,461     (14,690)      10,122(a)       207,893
                                ----------  ----------
Net income....................     332,236     135,992                       363,383
                                ----------  ----------                   -----------
                                ----------  ----------                   -----------
Net income per share..........  $     0.11                               $      0.08
                                ----------                               -----------
                                ----------                               -----------
Weighted average common and
 common equivalent shares
 outstanding..................   2,979,683                1,448,823(d)     4,428,506
                                ----------                               -----------
                                ----------                               -----------

                               PREMIS CORPORATION
                         NOTES TO PRO FORMA INFORMATION
                                  (UNAUDITED)

REF ACQUISITION ADJUSTMENTS

(a) Adjustment to reflect the decrease in salary, benefits and auto expenses for an officer of REF Retail Systems Corporation (REF) whose employment terminates with the acquisition by PREMIS Corporation (PREMIS) and the income tax effect of this adjustment.


(b) The purchase price of REF exceeds the fair value of the assets acquired. As a result, PREMIS will record goodwill of approximately $4.9 million with annual amortization of $494,566. The Company amortizes goodwill over a period of 10 years. The recoverability of the unamortized goodwill will be assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.


(c) Adjustment to reflect the elimination of REF shareholder equity and REF retained earnings.


(d) Adjusted to reflect net offering proceeds of $6,500,000 needed to fund the acquisition of REF through the issuance of 1,448,823 common shares based on a gross offering price of $5.125 ($4.49 per share net of offering costs). The estimated offering cost was determined based on the closing bid price on August 26, 1996 for purposes of these pro forma adjustments only. The weighted average common and common equivalent shares outstanding have been adjusted to reflect the estimated number of shares issued in the offering to provide cash to be paid in connection with the acquisition of REF.


(e) Adjustment to give effect to the sale of 1,750,000 shares offered hereby at a gross offering price of $5.125 ($4.49 per share net of offering costs) per share and the application of the net proceeds therefrom, including the purchase of REF's stock.

[PICTURE OF STORE FRONT]                                [PICTURE OF STORE FRONT]



                            [PICTURE OF STORE FRONT]



[PICTURE OF STORE FRONT]                                [PICTURE OF STORE FRONT]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PREMIS, REF OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PREMIS OR REF SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    8
Price Range of Common Stock...............................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Financial Data...................................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   33
Certain Transactions......................................................   36
Principal Shareholders....................................................   37
Description of Securities.................................................   38
Shares Eligible for Future Sale...........................................   40
Underwriting..............................................................   41
Legal Matters.............................................................   42
Experts...................................................................   42
Available Information.....................................................   42
Incorporation of Certain Documents by Reference...........................   43
Index to Financial Statements.............................................  F-1
Financial Statements......................................................  F-2

                                1,750,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             RJ STEICHEN & COMPANY

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses in connection with the issuance and distribution of the Common Stock registered hereby, other than underwriting discounts and fees, are set forth in the following table:

SEC registration fee (1).........................................  $   3,928
NASD filing fee (1)..............................................      1,640
Nasdaq fees......................................................     34,960
Legal fees and expenses..........................................     55,000
Accounting fees and expenses.....................................     50,000
Blue Sky fees and expenses.......................................      5,000
Printing and engraving expenses..................................     40,000
Representative's non-accountable expense allowance (1)(2)........    201,797
Miscellaneous....................................................      7,675
                                                                   ---------
  Total..........................................................  $ 400,000
                                                                   ---------
                                                                   ---------

- ------------------------
(1) Assumes offering price per share as set forth on the cover page of this registration statement

(2) In the event that the Underwriters' over-allotment option is exercised in full, the non-accountable expense allowance will increase to $232,067.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes Section302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fees, settlements and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his or her official capacity. The general effect of Minnesota Statutes Section302A.521 is to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith. The Bylaws of the Registrant provide for such indemnification to the maximum extent permitted by Minnesota Statutes.

    Under the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters agrees to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Act against certain liabilities.

ITEM 16.  EXHIBITS.


 EXHIBIT NO.                                       DESCRIPTION OF EXHIBITS
- -------------  ------------------------------------------------------------------------------------------------
        1.1    Form of Underwriting Agreement
        1.2    Form of Representative's Warrant
        2.1    REF Stock Purchase Agreement dated July 9, 1996
        3.1    Articles of Incorporation, as amended
        3.2    Bylaws (1)
        4.1    Form of certificate representing the Common Stock
        4.2    Articles of Incorporation, as amended (included as part of Exhibit 3.1 to the Registration
                Statement)
        4.3    Bylaws (included as part of Exhibit 3.2 to the Registration Statement)
        5.1    Opinion and Consent of Counsel to PREMIS

 EXHIBIT NO.                                       DESCRIPTION OF EXHIBITS
- -------------  ------------------------------------------------------------------------------------------------
       10.1    Form of Employment Agreement with Edward W. Anderson
       10.2    Form of R. Ferguson Noncompete Agreement
       10.3    Form of E. Anderson Noncompete Agreement
       10.4    Form of E. Anderson Stock Option Agreement
       23.1    Consent of Price Waterhouse LLP, independent accountants
       23.2    Consent of Counsel to PREMIS (included as part of Exhibit 5.1 to the Registration Statement)


- ------------------------
(1) Incorporated by reference to exhibit filed as a part of Form S-18, SEC File No. 2-85498-C.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    For determining any liability under the Act, the undersigned issuer hereby undertakes that it will:

        (1) Treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

        (2) Treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has authorized this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on September 4, 1996.



                                PREMIS Corporation

                                By               /s/ F. T. BIERMEIER
                                     ------------------------------------------
                                                   F. T. Biermeier
                                               CHIEF EXECUTIVE OFFICER




    Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed below by the following persons on behalf of PREMIS and in the capacities and on the dates indicated.



                 SIGNATURE                                       TITLE                               DATE
- --------------------------------------------  --------------------------------------------  ----------------------

                                              Chief Executive Officer, President, Chief
            /s/ F. T. BIERMEIER                Financial Officer, Treasurer and Director
     ----------------------------------        (Principal executive officer and principal        September 4, 1996
              F. T. Biermeier                  accounting and financial officer)

                     *
     ----------------------------------       Director and Secretary                             September 4, 1996
              Mary Ann Calhoun

                     *
     ----------------------------------       Director                                           September 4, 1996
             Gerald F. Schmidt



*Executed by the undersigned as attorney-in-fact for the named signatory.



        /s/ F. T. BIERMEIER
- ----------------------------------
          F. T. Biermeier

                               INDEX TO EXHIBITS


 EXHIBIT NO.
- -------------
        1.1    Form of Underwriting Agreement*

        1.2    Form of Representative's Warrant*

        2.1    REF Stock Purchase Agreement dated July 9, 1996*

        3.1    Articles of Incorporation, as amended

        3.2    Bylaws (1)

        4.1    Form of certificate representing the Common Stock*

        4.2    Articles of Incorporation, as amended (included as part of Exhibit 3.1 to the Registration Statement)

        4.3    Bylaws (included as part of Exhibit 3.2 to the Registration Statement)

        5.1    Opinion and Consent of Counsel to PREMIS*

       10.1    Employment Agreement with Edward W. Anderson*

       10.2    Form of R. Ferguson Noncompete Agreement*

       10.3    Form of E. Anderson Noncompete Agreement*

       10.4    Form of E. Anderson Stock Option Agreement*

       23.1    Consent of Price Waterhouse LLP, independent accountants

       23.2    Consent of Counsel to PREMIS (included as part of Exhibit 5.1 to the Registration Statement)


- ------------------------

*   Previously filed


(1) Incorporated by reference to exhibit filed as part of Form S-18, SEC File No. 2-85498-C.